KINGFISHER

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

By Courier

05 October 2005

Re: Kingfisher plc – Submission of information under Rule 12g3-2(b)
File number: 82-968

Please find enclosed the documents listed in Exhibit A, covering the period 18 March 2005 to 5 October 2005, that are being furnished to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the ***Exchange Act***).

The information set forth in this letter and enclosed herewith is being furnished on the understanding that:

(i) the information will not be deemed filed with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and

(ii) neither this letter nor the furnishing of the enclosed information constitutes an admission for any purpose that Kingfisher plc would be subject to the Exchange Act.

Certain routine market announcements, including dealings in the shares of the company by employee share plans, notifications of substantial shareholdings and half-yearly returns of block-listed shares allotted under employee share plans, have not been included as we understand that these are not required to be furnished under Rule 12g3-2(b).

Please do not hesitate to contact me on +44 20 7644 1043 if you should have any questions.

Yours sincerely,

Julie Wilson
Assistant Company Secretary

No.	Date	Description
1	07/04/2005	Market announcement: Notice of Results
2	20/04/2005	Shareholder Circular: Dividend Reinvestment Plan
3	20/04/2005	Market announcement: Annual Report and Accounts 2004/5, Annual Review and Summary Financial Statements 2004/5, Notice of AGM 2005, Proxy Form 2005 and Dividend Reinvestment Plan for the financial year ended 29 January 2005
4	27/04/2005	Market announcement: Kingfisher announces acquisition in China and trading update
5	26/05/2005	Market Announcement: 1st Quarter Results
6	06/09/2005	Market Announcement: B&Q reorganises head office and regional structure
7	15/09/2005	Market Announcement: Interim Results

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Announcement Details

Company	Headline	Embargo	Last Update
Kingfisher PLC	Notice of Results	09:00 7 Apr 05	09:00 7 Apr 05

Full Announcement Text

Thursday 7 April 2005

Kingfisher plc – Notice of Results

As indicated at the preliminary results meeting on 17 March 2005, Kingfisher has reviewed the timing of its first quarter reporting date, and will now report trading results for the first quarter ending 30 April 2005 on 26 May 2005.

On the same day, Kingfisher will host a conference call for analysts and investors, details of which will be available on www.kingfisher.com in due course.

The Annual General Meeting will still be held on 27 May 2005.

Enquiries:

Ian Harding, Group Communications Director	020 7644 1029
Nigel Cope, Head of Communications	020 7644 1030
Heather Ward, Head of Investor Relations	020 7644 1032

END

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RNS Number:3230L
Kingfisher PLC
20 April 2005

Kingfisher plc

Doc Re Annual Report and Accounts 2004/05, Annual Review and Summary Financial Statements 2004/05, Notice of AGM 2005, Proxy Form 2005 and Dividend Reinvestment Plan in respect of the Final Dividend, for the financial year ended 29 January 2005.

The above documents are available to view on the Company's website at www.kingfisher.com. All of the above documents have been posted to shareholders today.

A copy of each of the above documents has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority, 25 The North Colonnade, Canary Wharf, London, E14 5HS

Tel. No (020) 7066 1000

END

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replac
Kingfisher PLC	Acquisition & Trading Update	07:00 27 Apr 05	18:45 26 Apr 05		

Full Announcement Text

EMBARGOED UNTIL 0700 HOURS
Wednesday 27th April 2005

Kingfisher plc announces acquisition in China and trading update

Kingfisher plc today announces accelerated expansion of B&Q China with an agreement to buy OBI Asia Holding Ltd, the holding company for OBI's majority equity interest in its Chinese operations. The purchase price is undisclosed.

B&Q China is already the market leader in the fast-growing Chinese home improvement market where it currently operates 22 stores and had 2004/05 sales of £212 million and retail profit of £5 million, after the costs of a rapid store opening programme.

OBI is the second-largest western home improvement retailer in China with 13 stores and a further five due to open in 2005. Net assets with a fair value of around £85 million are included in the purchase, subject to final completion.

The addition and conversion of OBI's stores will significantly accelerate B&Q China's growth to around 5 stores trading within the next 12 months, more than doubling current store numbers.

The transaction is subject to local and national government approvals and is anticipated to complete later this year.

Trading update

Given the proximity of this announcement to the end of the first quarter on 30 April 2005, Kingfisher is providing a brief trading update ahead of its formal quarterly results announcement on 26 May 2005.

Trading has continued to be weak since Kingfisher last updated the market at the time of its preliminary results announcement on 17 March. The trading environment continues to be very tough for UK retailers with consumer spending increasingly impacted by higher taxes, debt costs and inflation. Poor spring weather and an early Easter presented additional challenges for Kingfisher's UK and French consumer businesses. Official statistics confirm that household goods markets have been particularly slow in the UK and France.

As a result, Kingfisher expects to announce broadly flat total sales for the quarter to 30 April 2005 compared with the previous year. Sales at B&Q UK and Castorama France are expected to decline, offse by continued growth at Brico Dépôt in France.

Kingfisher's other businesses in Europe and Asia continued to grow, with the exception of Castorama Poland which continues to be affected by higher VAT imposed in May 2004 and strong sales comparisons

...the prior year.

On a like-for-like basis, Kingfisher's overall sales are expected to decline around 6% in the first quarter. Continuing focus on margin and costs is not expected to be enough to offset weaker sales, with the result that reported retail profit for the first quarter is expected to decline by around 15%.

Commenting on the announcements today Gerry Murphy, Chief Executive, said:

"The acquisition of OBI China will help double the size of B&Q's operations in China, in terms of sales and store numbers, within 12 months. OBI China also adds to B&Q China's existing 5,000 strong team a further 2,000 experienced staff and an excellent local management team. China is a tremendous opportunity for Kingfisher and this move underlines our commitment to, and belief in, the Chinese market and our own Chinese management team.

"The weakening trends experienced by UK retailers in the last quarter of 2004 seem to have continued into 2005. Whilst it is too early to judge the full year, it is clear that demand is weak in the UK and any sales growth will be hard won in very competitive markets.

Kingfisher will continue to offer customers great products and prices whilst investing for long-term growth and driving improved returns for shareholders. Our scale and international diversity are key strengths in these tougher times, and we are pleased to announce a significant step forward in China."

Enquiries:

Ian Harding, Group Communications Director	0207 644 1029
Nigel Cope, Head of Communications	0207 644 1030

Notes to editors:

Kingfisher is Europe's leading home improvement retailer and the third largest in the world, with over 600 stores in nine countries in Europe and Asia. Kingfisher operates the B&Q format in Asia, where it is the market leader in China (22 stores) and Taiwan (19 stores). The first B&Q store in South Korea is due to open later this year.

OBI Asia Holding Ltd is part of OBI, the German DIY retailer, which has stores in European markets such as Germany, Austria and Poland. OBI is a division of Tengelmann, a privately owned German retailing group with interests in supermarkets, DIY stores and textiles.

END

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Kingfisher plc
File Reference 82-968

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Repla
Kingfisher PLC	1st Quarter Results	07:00 26 May 05	20:35 25 May 05		

Full Announcement Text

EMBARGOED UNTIL 0700 HOURS
Thursday 26 May 2005

Kingfisher plc
First Quarter ended 30 April 2005

Group Financial Highlights (prepared in accordance with IFRS)*

- Sales up 2.2% to £1.94 billion (2004: £1.90 billion), up 0.5% in constant currency
- Like-for-Like (LFL) sales down 5.6%
- Retail profit** down 15.6% to £125.9 million (2004: £149.2 million), down 17.9% in constan currency
- Net debt of £753.7 million (£510.9 million as at 1 May 2004)

** Results for Q1 are presented under International Financial Reporting Standards (IFRS). The comparatives for Q1 2004/05 have been restated. The detailed impact of adoption of IFRS was set out in a press release dated 17 March 2005 and is available at www.kingfisher.cc A document showing the restatement of 2004/05 quarterly retail profits prepared under IFRS is also available at www.kingfisher.com.*
***Retail profit is stated before other operating costs, exceptional items and our share of joint venture and associates' interest and tax.*

Gerry Murphy, Chief Executive, said:

"So far, 2005 has been difficult for UK retailers, with consumer spending clearly impacted by higher intere rates, higher taxes and pension contributions, and rising fuel bills. An early Easter and poor spring weath also affected our main consumer businesses in the UK and France during our February to April first quarter. Brico Dépôt continued to grow strongly, as did our businesses in Italy and Asia.

"With the key summer season still to come, it is too early to judge the outlook for the full year. However, trading in the first three weeks of our second quarter continues to be challenging in the UK and France.

"Though current trends are adverse, Kingfisher companies will continue to offer great products and great

prices to attract customers to our stores. We also remain focused on improving cost efficiency and investing to sustain long-term growth and improved returns for shareholders."

Company Profile

Kingfisher plc is Europe's leading home improvement retailer and the third largest in the world, with ove 600 stores in nine countries in Europe and Asia. Its main retail brands are B&Q, Castorama, Brico Dépô and Screwfix Direct. Kingfisher also has a 21% interest in, and a strategic alliance with, Hornbach, Germany's leading DIY Warehouse retailer, with 117 stores in eight European countries.

UK & IRELAND

For the 13 weeks ended 30 April 2005

	Retail Sales £m		% Total Change	% LFL Change	Retail Profit £m		% Total Change
	2005	2004			2005	2004	
B&Q*	1,038.4	1,068.8	(2.8)%	(7.7)%	73.2	87.7	(16.5)%
Screwfix Direct	64.7	64.2	0.8%	0.8%	2.6	4.6	(43.5)%
Total UK	**1,103.1**	**1,133.0**	**(2.6)%**	**(7.2)%**	**75.8**	**92.3**	**(17.9)%**

**B&Q profits are restated to include income previously reported separately as property income.*

UK consumer spending – Consumer demand weakened markedly in the quarter, with British Retail Consortium data for the three months to April showing a decline in "other non-food" like-for-like sales of 3.2%, following a decline of 0.4% in the previous quarter.

B&Q's total sales declined 2.8% to £1.0 billion (7.7% LFL decline) and retail profit declined by 16.5% to £73.2 million. Based on the most recent available data for the major DIY retailers, B&Q maintained market share.

Sales were weaker across all categories reflecting reduced footfall, although average transaction values remained steady. Trade categories performed best, being less impacted by weather and retail consumption trends. New ranges of plumbing and building materials sold well. All other categories declined due to weaker overall consumer demand, an early Easter holiday and poor spring weather. Sale of kitchens, bathrooms and bedrooms were impacted by stronger competitive activity and more widespread promotions.

Products included in the recent Price Reverse campaign and new ranges introduced, performed relativel better. More contemporary ranges of key lines will be introduced into stores during the current quarter.

Store development – In the first quarter one new Warehouse store and three new mini-Warehouses opened. Five Supercentres were converted to the mini-Warehouse format. One Warehouse closed temporarily, and two Supercentres closed.

In the current rental environment for UK out of town retail property, B&Q has scaled back its plans for ne Warehouse commitments. Instead, the focus will be on opening mini-Warehouses and revamping existir Supercentres.

Retail margin declined from 8.2% to 7.1%. Gross margins improved although this was entirely due to th timing last year of a major promotion. Increases in store rents and business rates and higher distribution costs for home fulfilment, were only partly offset by overhead savings and £4 million lower pre-opening costs.

SCREWFIX DIRECT's sales grew by 0.8% to £64.7 million as customer demand started to recover following last year's complete reconfiguration of fulfilment operations. The consumer slowdown had less impact on the business compared with B&Q as Screwfix Direct has a higher proportion of trade customers.

Retail profit declined by £2.0 million to £2.6 million. The lower costs of fulfilment were more than offset b increased advertising and marketing costs, the use of promotional discount vouchers, and the £0.5 millio cost of opening two Trade Counters. Screwfix Direct had four Trade Counters at the end of the first quarter and a further three trials are planned for the remainder of the year.

FRANCE

For the 13 weeks ended 30 April 2005

Retail sales £m	2005	2004	% Change (Reported)	% Change (Constant)	% LFI Chang
Castorama	382.3	389.9	(1.9)%	(4.4)%	(4.4)%
Brico Dépôt	269.3	213.4	26.2%	23.1%	10.9%
Total France	**651.6**	**603.3**	**8.0%**	**5.3%**	**1.2%**

Retail profit £m	2005	2004	% Change (Reported)	% Change (Constant)
Castorama	20.2	27.2	(25.7)%	(27.3)%
Brico Dépôt	20.0	16.2	23.5%	20.5%
Total France	**40.2**	**43.4**	**(7.4)%**	**(9.5)%**

2005 £1 = 1.4534 euro; 2004 £1 = 1.4903 euro

All comparative growth figures in the remainder of the text are expressed on a constant currency basis.

French market - According to Banque de France, DIY comparable store sales growth in France declinec by 0.6% in the first quarter compared to growth of 2.3% in the previous quarter. In a promotional and discount-led market, impacted by poor spring weather and an early Easter, Kingfisher grew overall marke share with Group sales in France up 5.3% (1.2% LFL).

CASTORAMA sales were £382.3 million, down 4.4% (4.4% LFL decline). Retail profit of £20.2 million declined 27.3%.

Sales were generally weak, impacted by the poor weather, disruption from planned store refurbishments and the change-over to new decorative ranges in the quarter. Lowering prices for customers and increasing sales of cheaper own-brand and direct-sourced product impacted sales. Air-conditioning was particularly weak, following exceptional growth last year.

Seasonal categories, including garden furniture and garden power tools, were flat despite the poor weather, boosted by the launch of the first new catalogue. Two further 200 page catalogues will be distributed in the remainder of the year. New ranges of kitchens, flooring and showers were the stronges performing categories.

Store development – Five stores were revamped in the quarter and one new store opened, taking the number of new format Castorama stores to 19. During the quarter three stores were closed, one of whicl is being transferred to Brico Dépôt.

Pricing – In an increasingly price conscious market, Castorama further improved its price perception ranking from fifth to third.

Retail margin decreased from 7.0% to 5.3%. An estimated £5 million cost of implementing new ranges and revamping stores was not fully offset by sourcing gains and other productivity improvements.

BRICO DEPOT delivered sales of £269.3 million, up 23.1% (10.9% LFL) and retail profit of £20.0 million, up 20.5%. Benefiting from a stronger trade market and its price leadership, Brico Dépôt grew sales in all categories against strong comparatives. A second national catalogue was launched in April. Two stores were revamped in the quarter.

Retail margin decreased from 7.6% to 7.4% due to additional investment in systems and head office to support continued growth.

REST OF WORLD

For the 13 weeks ended 30 April 2005

Retail sales £m	2005	2004	% Change (Reported)	% Change (Constant)	% LFL Change
Castorama Poland	75.5	80.7	(6.4)%	(22.8)%	(36.1)%
Castorama Italy	56.6	45.8	23.6%	20.4%	7.8%
B&Q China	44.1	32.7	34.9%	38.7%	4.0%
Other Int'l (1) (2)	9.6	2.3	317.4%	317.4%	10.5%
Total	**185.8**	**161.5**	**15.0%**	**3.9%**	**(17.6)%**

Retail profit £m	2005	2004	% Change (Reported)	% Change (Constant)
Castorama Poland	6.5	13.7	(52.6)%	(60.8)%
Castorama Italy	5.1	1.6	218.8%	200.0%
B&Q China	(1.4)	(2.1)	33.3%	33.3%
B&Q Taiwan	2.5	2.0	25.0%	19.0%
Other Int'l (1)	(2.8)	(1.7)	(64.7)%	(64.7)%
Total	**9.9**	**13.5**	**(26.7)%**	**(40.4)%**

(1) Other International includes Hornbach in Germany, Koçtaş in Turkey, B&Q Home in South Korea, Brico Dépôt in Spain and Castorai in Russia.
(2) Joint venture sales not consolidated (B&Q Taiwan, Koçtaş in Turkey)

All comparative growth figures in the remainder of the text are expressed on a constant currency basis.

Total sales outside the UK, Ireland and France were £185.8 million, up 3.9% (17.6% LFL decline). Reta profit was £9.9 million, down 40.4%.

Castorama Poland – Sales were £75.5 million, a decline of 22.8%. LFL sales declined 36.1% against a very strong comparative last year (+52.7% LFL), as customers purchased ahead of higher VAT rates. Retail profit declined 60.8% to £6.5 million reflecting the decline in sales and the costs of opening two ne stores (2004/05: 0 stores).

Castorama Italy – Sales were £56.6 million, up 20.4% (7.8% LFL) and retail profit was £5.1 million, up 200.0%. All categories performed well. Sales growth was supported by the launch of three catalogues during the quarter, which focused on bathrooms, kitchens and garden projects. Retail margin increased from 3.5% to 9.0% driven by volume-related cost efficiencies and lower pre-opening costs.

B&Q China – Sales reached £44.1 million, up 38.7% (4.0% LFL). Growth was driven by increasing trade sales and stronger installation services. LFL sales growth was impacted by revamping activity in four stores and the later timing of Chinese New Year promotional activity. Retail losses of £1.4 million were £0.7 million lower than last year, partly due to lower pre-opening costs. Last year the costs of opening three stores early in May were absorbed in the first quarter. One store was opened in the period (2004/05: 0 stores).

During the quarter, Kingfisher announced the accelerated expansion of B&Q China, with an agreement to buy OBI Asia Holding Ltd, the holding company for OBI's majority equity interest in its Chinese operations. Subject to the necessary government approvals, the addition and conversion of OBI's stores will significantly accelerate B&Q China's growth, giving B&Q China around 50 stores trading within the next 12 months.

B&Q Taiwan, a 50% joint venture, delivered £2.5 million retail profit, up 19.0% due to strong sales growt particularly in installations, and good cost control. One store opened in the quarter, taking the total to 19.

Other International losses increased £1.1 million to £2.8 million reflecting a smaller contribution from Hornbach (21% interest) and development costs in Spain, South Korea and Russia.

Enquiries:

Ian Harding, Group Communications Director	020 7644 1029
Nigel Cope, Head of Communications	020 7644 1030
Heather Ward, Head of Investor Relations	020 7644 1032
Kingfisher plc	020 7372 8008

Further copies of this announcement can be downloaded from www.kingfisher.com or are available by application to: The Company Secretary, Kingfisher plc, 3 Sheldon Square, London, W2 6PX

DATA BY COUNTRY – as at 30 April 2005

Home Improvement	Store numbers	Selling space (000s sq.m.)	Employees (FTE)
B&Q	338	2,293	27,578
Screwfix Direct	-	-	1,451
Total UK & Ireland	**338**	**2,293**	**29,029**
Castorama	101	1,030	13,146
Brico Dépôt	64	328	4,803
Total France	**165**	**1,358**	**17,949**
Castorama Poland	27	240	4,932
Castorama Italy	22	140	1,730
B&Q China	22	251	5,264
B&Q Taiwan	19	95	1,793
Other International (1)	9	44	788
Total Rest of World	**99**	**770**	**14,507**
Total	**602**	**4,421**	**61,485**

(1) Other international includes Koçtaş in Turkey, B&Q Home in South Korea and Brico Dépôt in Spain.

First quarter results - for the 13 weeks to 30 April 2005

	Retail Sales £m 2005	Retail Sales £m 2004	% Total Change (Reported)	% LFL Change	Retail Profit £m 2005	Retail Profit £m 2004	% Total Change (Reported)
B&Q	1,038.4	1,068.8	(2.8)%	(7.7)%	73.2	87.7	(16.5)%
Screwfix Direct	64.7	64.2	0.8%	0.8%	2.6	4.6	(43.5)%
Total UK & Ireland	**1,103.1**	**1,133.0**	**(2.6)%**	**(7.2)%**	**75.8**	**92.3**	**(17.9)%**
Castorama	382.3	389.9	(1.9)%	(4.4)%	20.2	27.2	(25.7)%
Brico Dépôt	269.3	213.4	26.2%	10.9%	20.0	16.2	23.5%
Total France	**651.6**	**603.3**	**8.0%**	**1.2%**	**40.2**	**43.4**	**(7.4)%**
Castorama Poland	75.5	80.7	(6.4)%	(36.1)%	6.5	13.7	(52.6)%
Castorama Italy	56.6	45.8	23.6%	7.8%	5.1	1.6	218.8%
B&Q China	44.1	32.7	34.9%	4.0%	(1.4)	(2.1)	33.3%
B&Q Taiwan (2)	-	-	-	-	2.5	2.0	25.0%
Other Int'l (1) (2)	9.6	2.3	317.4%	10.5%	(2.8)	(1.7)	(64.7)%
Rest of World	**185.8**	**161.5**	**15.0%**	**(17.6)%**	**9.9**	**13.5**	**(26.7)%**
Total	**1,940.5**	**1,897.8**	**2.2%**	**(5.6)%**	**125.9**	**149.2**	**(15.6)%**

(1) Other International includes Hornbach in Germany, Koçtaş in Turkey, B&Q Home in South Korea, Brico Dépôt in Spain, Castorama Russia and B&Q International costs.
(2) Joint venture sales not consolidated (B&Q Taiwan, Koçtaş in Turkey)
Note that 2004/05 quarterly retail profit numbers are restated under IFRS, and available at www.kingfisher.com

END

Kingfisher plc
File Reference 82-968

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Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Kingfisher PLC	B&Q reorganises head office		09:05 6 Sep 05		

Full Announcement Text

Tuesday 6th September 2005

B&Q reorganises head office and regional structure

Kingfisher plc, the world's third largest home improvement retailer, today announces that its UK subsidiary, B&Q, has reorganised its head office and regional structure. The move, which will result in the loss of around 400 jobs at a cost of £12 million, is the first element of a reshaping of the business under the new management team at B&Q.

Ian Cheshire, who joined B&Q as Chief Executive in June this year, said:

"B&Q is one of the country's best known brands and is nearly twice the size of its nearest competitor. However, we are in a tough retail environment and we need to play to our strengths to improve customer service and grow sales. As part of this we need to streamline the business to focus on supporting stores and serving customers. The restructuring is about making our plan for the future work, as well as being driven by the need to cut costs."

Kingfisher plc will announce its interim results for the six months to 30th July 2005 on 15th September, including further details of management plans to reshape B&Q in the UK.

Enquiries:

Ian Harding, Group Communications Director	020 7644 1029
Nigel Cope, Head of Communications	020 7644 1030
Heather Ward, Head of Investor Relations	020 7644 1032

Notes to editors:

Kingfisher plc is Europe's leading home improvement retail group and the third largest in the world, with nearly 630 stores in 10 countries in Europe and Asia. Its main retail brands are B&Q, Castorama, Brico Dépôt and Screwfix Direct. Kingfisher also has a 21% interest in, and strategic alliance with, Hornbach, Germany's leading DIY Warehouse retailer, with 117 stores across Europe.

B&Q is the UK's leading home improvement retailer with 335 stores. It employs around 39,000 people in the UK. The 400 jobs lost will result in 300 redundancies and 100 current job vacancies not being filled.

END

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Regulatory Announcement

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Kingfisher plc
File Reference 82-968

Company	Kingfisher PLC
TIDM	KGF
Headline	Interim Results - Part 1
Released	07:00 15-Sep-05
Number	2941R

EMBARGOED UNTIL 0700 HOURS
Thursday 15 September 2005

Kingfisher plc
Interim results for the 26 weeks ended 30 July 2005

Group Financial Highlights

	2005/06	2004/05	Change	Constant Currency
Retail sales	£4,079.4m	£3,947.9m	+3.3%	+1.8%
LFL sales	- 3.4%	+6.1%		
Retail profit *(1)*	£289.1m	£367.3m	-21.3%	-22.8%
Adjusted pre-tax profit *(2)*	£254.3m	£329.3m	-22.8%	
Pre-tax profit	£250.8m	£287.6m	-12.8%	
Post-tax profit *(3)*	£165.5m	£193.6m	-14.5%	
Adjusted basic EPS *(2)*	7.2p	9.7p	-25.8%	
Basic EPS	7.1p	8.4p	-15.5%	
Interim dividend	3.85p	3.85p	-	
Net debt	£1,048.3m (£841.1m as at 29 January 2005)			

(1) Retail profit is stated before central costs, exceptional items and share of joint venture and associate interest and tax
(2) Before exceptionals (see note 3 of interim financial report) and gains & losses on retranslation of intercompany loan balances included within financing (see note 4)
(3) Profit for the period attributable to equity shareholders

First Half Highlights

- Difficult trading conditions in the UK and France impact sales and profits;
- Maintained share in a declining UK RMI market;
- Continuing overall growth in challenging French market;
- Expansion in Rest of Europe and Asia proceeding well;
- Purchase of OBI stores in China completed;
- Increased debt reflects the acquisition of OBI and weaker trading;
- Interim dividend maintained at 3.85p.

Update

- UK market conditions have continued to deteriorate into the second half;
- New B&Q management acts to cut costs, stimulate sales and re-position the business;
- One-off charge of around £200 million for B&Q head office and store rationalisation in the second half;
- UK Trade project underway through Screwfix Trade Counters and new Trade Depot format.

Gerry Murphy, Chief Executive, said:

"Whilst these are the toughest markets Kingfisher has faced in many years, particularly in the UK, B&Q UK and Castorama France are acting to drive sales and improve cost productivity. At the same time, we are continuing to invest in new growth areas, such as the expanding home improvement markets in the rest of Europe and Asia, and the trade market in the UK. We remain convinced that our home improvement markets are fundamentally attractive and that the actions we are taking will position Kingfisher well for the future."

FIRST HALF TRADING (all figures are in constant currency unless otherwise stated)

It has been a challenging period for Kingfisher. Difficult trading conditions in the UK and France had a clear impact on the first half trading performance with retail sales up 1.8% (down 3.4% like-for-like (LFL)) and retail profit down 22.8%.

In the UK in particular, B&Q has faced some of the toughest trading conditions in many years as escalating energy costs, higher taxes and pension contributions, rising debt burdens and a weak housing market impact consumer confidence and spending power. Continuing space expansion by UK retailers and price d[illegible]ation have also impacted LFL sales. 'Higher ticket' projects, such as kitchens, bathrooms and bedrooms have been particularly affected, reflecting both weaker spending and the significant downturn in housing transactions.

As a result, the UK Repair, Maintenance and Improvement market declined by 2% in the first half. B&Q's sales were similarly affected with customer footfall down year on year. In June, Ian Cheshire was appointed Chief Executive of B&Q UK. He and his new management team have launched a comprehensive programme of actions to improve trading performance and reposition the business for the future.

In France, the DIY market grew at its slowest rate for eight years. Rising unemployment caused demand to soften, whilst price deflation and increased competition had a further impact on DIY like-for-like sales. Total Kingfisher sales in France grew 4.7% (up 1.0% LFL) with retail profit down 2.2%, after higher revitalisation costs and the roll out of improved Showroom and Decorative ranges at Castorama. The Brico Dépôt discount format continued to expand and traded well against strong comparisons.

In the Rest of Europe and Asia, Kingfisher's sales grew by 15.2% (down 5.2% LFL) with retail profit down 1[illegible]%. A strong performance from Castorama Italy was offset by Castorama Poland, which faced tough comparatives in a market continuing to be affected by the introduction of higher VAT rates in 2004. B&Q China consolidated its position as market leader, completing the purchase of OBI China which will result in B&Q China operating around 50 stores by the end of the year. The first B&Q store in South Korea opened in June, taking the number of countries in which Kingfisher operates to 10. Development costs in the new markets of Spain, South Korea and Russia increased by £3 million. For the full year this investment is expected to increase by £7 million.

FUTURE DIRECTION

Kingfisher aims to provide attractive returns for shareholders, whilst at the same time investing new capital in developing longer term growth opportunities. This will be delivered by:

- building on strong leadership positions in the UK and France, and driving new growth opportunities in these markets;
- expanding established businesses like Poland, Italy and China;
- investing in development opportunities in new markets, currently Spain, Turkey, South Korea and Russia;
- using Kingfisher's buying scale and international diversity to offer customers better value and innovation.

In support of the overall Group objectives, priorities have been set by region as follows:

UK

Against the background of a UK market which has continued to deteriorate into the second half, the new management team at B&Q has launched an action programme to address B&Q's trading and longer-term positioning:

- Firstly, driving higher sales per square metre from existing stores. This means updating key ranges, emphasising its leading value credentials, and improving product availability and customer service. In the longer-term, the larger B&Q Warehouse stores will be adapted to offer a broader range of products needed for complete home improvement projects and the associated finishing touches, alongside existing core DIY products. This initiative is well advanced and two further trial stores will open in the second half in Gloucester and Milton Keynes.

- Secondly, reducing its operating cost base. The recently announced streamlining of B&Q's Store Support Office in Southampton was a first step.

- Thirdly, B&Q will close 22 stores in markets already well served by other B&Q stores. Around 16 of B&Q's larger Warehouse stores will be converted to the new mini-Warehouse format, releasing space which will be marketed to other retailers. This will represent a reduction of around 7% of total selling space. With B&Q stores already accessible to most of the UK population and property costs inflating significantly, future store development will focus principally on revamping existing stores and opening new lower cost, higher return mini-Warehouses. The new management expects to be able to transfer most of the staff affected to other stores.

The pre-tax exceptional costs of rationalising the store portfolio and reducing the cost base are expected to be around £200 million, of which around £50 million is non-cash. In aggregate the programme is expected to pay back within five years.

To complement B&Q's largely retail consumer business, Kingfisher has established a **UK Trade** division to target the £50 billion UK market for trade and building materials. In addition to its established on-line and catalogue-based offer, Screwfix Direct opened six Trade Counter branches which are performing well. Two 'Trade Depot' branches, based on the highly successful Brico Dépôt discount format in France, will be trialled later in the year, principally targeting general builders and specialist trade customers.

FRANCE

Kingfisher will continue to target market share growth through a twin-track development of its full range Castorama home improvement format and the discount Brico Dépôt format. Revitalisation of the Castorama business is on track with improvements delivered in product ranges, pricing and cost productivity. A quarter of the store network is now in the new format and these stores are showing good economic returns. Revamps of existing stores will continue alongside new openings. The Brico Dépôt discount format has proved popular with consumer and trade customers and now operates 67 stores, including 26 transferred from Castorama. The roll-out of new stores will continue towards an objective of 100 stores in France.

REST OF EUROPE AND ASIA

Expansion across the rest of Europe and Asia provides Kingfisher with opportunities to grow and improve economic returns over the medium-term. Those businesses that have already achieved critical mass and market leadership are contributing strongly to overall growth and are delivering above average economic returns. New stores will continue to be added in these markets as quickly as possible. In China, for example, B&Q recently acquired the stores of OBI, one of its main competitors, and by the year end will have doubled in size to around 50 stores.

Kingfisher will also enter new markets where the future growth and economic returns potential look attractive. In the first half B&Q opened its first store in South Korea and work continues on the opening of the first Castorama store in Russia in early 2006.

BUYING SCALE AND INTERNATIONAL DIVERSITY

Kingfisher will continue to build on its Strategic Supplier Management (SSM) programme which, over the last three years, has enabled the Group to combine the buying power of all its businesses, source more product direct from suppliers in Asia and elsewhere, and to develop private label products exclusive to Kingfisher companies. Kingfisher businesses will also continue to share experiences and capabilities from operating in 10 different countries.

UK

For the 26 weeks ended 30 July 2005

	Retail Sales £m		% Total Change	% LFL Change	Retail Profit £m		% Total Change
	2005/6	2004/5			2005/6	2004/5	
UK(1)	2,224.9	2,275.4	(2.2)%	(6.4)%	149.2	225.1	(33.7)%

(1) *UK includes B&Q in the UK, Screwfix Direct and Trade Depot development costs. It excludes B&Q in Ireland, which is now reported within 'Rest of Europe'.*

UK Market. British Retail Consortium data for the six months to July showed a decline in 'other non-food' LFL sales of 3.8%, with the three months to July being the third consecutive quarter of declining LFL sales. Home improvement related categories such as furniture, flooring and household textiles showed a steeper decline, driven by falling sales of big ticket items, impacted by reduced consumer demand, a significant downturn in housing transactions, more competition and widespread, deep price promotion. B&Q estimates that the overall UK Repair, Maintenance and Improvement market declined by 2% in the first half and Kingfisher broadly maintained its market share at 14.7%.

B&Q's total sales fell 2.6% to £2,096.7 million (down 7.0% LFL) reflecting reduced footfall, although average transaction values remained steady. Trade categories performed relatively better, being less impacted by weather and retail consumption trends. Sales of seasonal products improved in the second quarter, boosted by good weather in June, resulting in stock levels at the end of the first half being in line with plans. New product ranges including the new 'Airforce' DIY fixed air conditioning unit, new 'Fun' garden leisure products, and new outdoor paint ranges sold well. Sales of kitchens, bathrooms, ceramic tiling and flooring were weak, compared with a strong market last year.

Store development – B&Q opened three new Warehouse stores, closed one and extended one during the first six months. B&Q also opened four new mini-Warehouses and extended one. Five Supercentres were converted to the mini-Warehouse format. B&Q now has 113 Warehouse stores, 70 mini-Warehouses and 152 of the original Supercentres.

The mini-Warehouse format continues to outperform the rest of the store estate. B&Q will create a further 14 mini-Warehouses in the second half including one new location, two relocations and 11 revamps of existing Supercentres. The programme of store space rationalisation announced today will also commence in the second half.

Retail profit declined 34.2% to £144.1 million and retail profit margin declined from 10.2% to 6.9%. Gross margins fell due to higher shrinkage and lower rebates, mainly as a result of lower than expected sales. A 7% increase in existing store rents and a 14% increase in business rates, together with higher distribution costs for home fulfilment, and higher utility and fuel bills, were only partly offset by some overhead savings, £6 million lower pre-opening costs and one-off £4 million rate refunds. LFL cost inflation, before adding 5% new selling space, is estimated to be around 4% for the full year before the exceptional action.

In the second half, B&Q will continue to update its product ranges with new, more contemporary ceramics and wall decor ranges being rolled-out across all stores by the end of the year. Stronger marketing and price activity will continue, including more events to drive footfall. B&Q expects to invest more in lowering prices for customers in addition to extending its over 60s discount card.

UK TRADE

Screwfix Direct started to rebuild customer demand following the complete reconfiguration of its fulfilment operations last year. The six trial 'Trade Counters' opened in the first six months of this year are proving very popular with customers.

Sales increased 4.1% to £128.2 million, with growth of 7.6% in the three months to July. Range

development and improvements to the catalogue drove strong growth in plumbing, hand tools and bathrooms. Retail profit of £6.2 million is in line with last year and includes £1 million of costs related to the set-up of Trade Counters.

Trade Depot – Two new 'Trade Depot' branches will open later in the year with a similar product offering to Brico Dépôt in France, including a focused range of doors and windows, heating and plumbing equipment, and kitchens and bathrooms. Development costs are expected to reach £4 million in 2005/06.

FRANCE

For the 26 weeks ended 30 July 2005

Retail sales £m	2005/6	2004/5	% Change (Reported)	% Change (Constant)	% LFL Change
France	1,381.7	1,290.6	7.1%	4.7%	1.0%

Retail profit £m	2005/6	2004/5	% Change (Reported)	% Change (Constant)
France	102.0	102.0	(0.0)%	(2.2)%

2005/06 £1 =1.4622 euro 2004/05 £1 = 1.4952 euro

In France, total sales grew 7.1% (+4.7% constant currency) to £1,381.7 million (up 1.0% LFL) with retail profit of £102.0 million (-2.2% constant currency). The continued growth of the Brico Dépôt discount format was offset by increased investment in store modernisation and new range implementation by Castorama.

French Market - According to Banque de France, DIY comparable store sales growth in France declined 0.[illegible]% in the six months to July. The market was impacted by strong price-competition, adverse weather and general uncertainty, particularly evident during the European Constitution referendum campaign. Kingfisher's market share continued to grow with LFL sales up 1.0%.

CASTORAMA's revitalisation also continued with the full roll-out of new, more contemporary decorative, shower and kitchen ranges. In total, over 6,000 new products were introduced. Six store revamps were completed. This activity caused some disruption, reducing LFL sales growth by around 2 percentage points.

Sales declined by 1.1% (-3.3% constant currency) to £818.0 million (down 3.2% LFL), reflecting the above disruption and a higher participation of cheaper own-brand and direct-sourced product. Sales were strongest in those product categories least affected by significant range change during the period. Seasonal products did well, boosted by the launch of a new 200 page catalogue in March and strong sales of new ranges of outdoor pools and garden furniture. Air conditioning units sold well during warm weather in June and July.

Pricing and marketing – Following the introduction of new ranges, a Showroom catalogue was launched in June, and a Decorative catalogue will be launched in the second half, with an associated billboard campaign. The initial response from customers has been encouraging. In an increasingly price-conscious market, Castorama further improved its price perception ranking from fifth to third.

Store development – Six stores were revamped in the first six months, one store was relocated and two new stores were opened, taking the number of new format Castorama stores to 22, with results continuing to improve. During the six months, three stores were closed, one due to relocation, whilst another was converted to the Brico Dépôt format, continuing the transfer of stores not suitable for revitalisation to its new format. In the second half, Castorama will open two more relocations.

Cost productivity - Castorama continued to develop its integrated logistics network to improve the efficiency of the business. The proportion of deliveries made through the centralised distribution network increased and this, together with improved in-store delivery processes, is enabling cost savings within stores and better availability for customers.

Retail profit of £56.0 million declined 16.2% (-18.0% constant currency). Retail profit margin declined from 8.1% to 6.8%. The benefits of Strategic Supplier Management (SSM) and other cost-productivity savings were more than offset by lower sales, the cost of lowering selling prices for customers, over £3 million additional investment in marketing towards the end of the second quarter, and investment in store refurbishment and new ranges. Castorama France increased its participation in Kingfisher's SSM sourcing

programmes; own brand product sales grew to over 15% and direct imports to 9%.

BRICO DEPOT continued to deliver growth against strong comparatives, driven by the introduction of new products into existing ranges, and the distribution of its second annual catalogue.

Sales increased by 21.6% (+18.9% constant currency) to £563.7 million (up 8.3% LFL). Sales were strong in all categories, boosted in July with the launch of a 120-page summer catalogue. Retail profit increased 30.7% (+27.8% constant currency) to £46.0 million, with retail profit margins increasing from 7.6% to 8.2%. Margins benefited from improving scale efficiencies and SSM buying synergies. These gains were partially offset by £1 million higher pre-opening costs and £2.5 million investment in new distribution and IT systems.

Store development – Brico Dépôt opened three new stores, including one transfer from Castorama. Four new stores are planned for the remainder of the year.

REST OF EUROPE

For the 26 weeks ended 30 July 2005

Retail sales £m	2005/6	2004/5	% Change (Reported)	% Change (Constant)	% LFL Change
Rest of Europe*(1) (2)*	361.5	297.4	21.6	10.1%	(8.7)%

Retail profit £m	2005/6	2004/5	% Change (Reported)	% Change (Constant)
Rest of Europe*(1)*	38.3	41.4	(7.5)%	(17.3)%

(1) Rest of Europe includes Castorama Poland, Castorama Italy, Brico Dépôt in Spain, Koçtaş in Turkey, B&Q in Ireland, Castorama in Russia and Hornbach in Germany

(2) Joint Venture sales are not consolidated.

Rest of Europe sales increased 21.6% (+10.1% constant currency) to £361.5 million (down 8.7% LFL), and profits fell 7.5% (-17.3% constant currency) to £38.3 million. Another strong performance from Castorama Italy was offset by Castorama Poland, which faced tough comparatives, and a lower contribution from Hornbach.

Castorama Poland - In the first six months of the year, trading conditions in Poland were difficult, with weak consumer spending, an increasingly price competitive market and adverse weather conditions. Castorama Poland returned to growth in the second quarter with a LFL sales increase of 4.9%, with flat retail profit (in constant currency). This followed a decline in LFL sales of 36.1% in the first quarter against a very strong comparative last year (up 52.7% LFL) as customers purchased ahead of higher VAT rates.

Total sales increased 14.2% (-2.8% constant currency) to £180.6 million (down 17.3% LFL). Retail profit fell 21.2% (-33.0% constant currency) to £20.1 million, reflecting lower sales and falling gross margins due to strong competition on prices and consumers trading down to lower margin products. This was partially offset by good cost control and SSM benefits.

Castorama continued to consolidate its position as market leader, opening three new stores. One further store is expected to open in the remainder of the year.

Castorama Italy – In a generally challenging market, Castorama Italy grew strongly, boosted by the continued success of new price-focused marketing and merchandising initiatives.

Total sales increased 17.9% (+15.3% constant currency) to £129.9 million (up 5.6% LFL). All categories improved on last year. Retail profit increased 70.4% (+66.3% constant currency) to £13.8 million, benefiting from the SSM programme, volume-related cost efficiencies and £1.5 million lower pre-opening costs, which more than offset investment in promotional activity.

Castorama Italy opened one new store. It will open two Warehouse stores and one 'medium box' Castorama Market store in the remainder of the year.

B&Q Ireland will open three mini-Warehouse stores by the end of the year, taking total stores to seven. **Brico Dépôt in Spain** opened two further stores and is on track to have eight stores by the end of the year. Development continued at **Castorama in Russia**, with the first store expected to open in early 2006. **Koçtaş in Turkey,** a 50% joint venture, almost doubled profits in the first six months of the year, benefiting from SSM and a significant increase in own-brand penetration. A new Warehouse store will open in Istanbul in the second half. **Hornbach**, the leading German DIY Warehouse retailer in which Kingfisher has a 21% economic interest, contributed £4.8 million to profit, £3.5 million lower than last year due to adverse weather and a difficult retail market in Germany.

ASIA

For the 26 weeks ended 30 July 2005

Retail sales £m	2005/6	2004/5	% Change (Reported)	% Change (Constant)	% LFL Change
Asia*(1) (2)*	111.3	84.5	31.7%	35.6%	8.5%

Retail profit £m	2005/6	2004/5	% Change (Reported)	% Change (Constant)
Asia*(1)*	(0.4)	(1.2)	66.7%	66.7%

(1) Asia includes B&Q China, B&Q Taiwan, and B&Q Home in South Korea.
(2) Joint Venture sales are not consolidated.

Asia sales increased 31.7% (+35.6% constant currency) to £111.3 million (up 8.5% LFL). Retail losses of £0.4 million are £0.8 million lower than last year as progress in China and Taiwan more than covered higher start-up costs in South Korea.

B&Q China
B&Q China consolidated its position as market leader, completing the purchase of OBI's majority equity interest in its Chinese operations on 30 June. This acquisition will accelerate B&Q China's growth, with around 50 stores trading by the year end.

B&Q China sales were £110.7 million, up 31.0% (+34.8% in constant currency). LFL growth of 8.5% reflects successful promotional activity in a price competitive market. Retail profit of £0.8 million was £1.4 million higher than last year, benefiting from volume scale efficiencies and lower pre-opening costs.

Costs of integrating OBI's systems and infrastructure and transitioning to B&Q's identity and customer offer are expected to be around £10 million in the second half.

B&Q in South Korea opened its first store in June 2005. The 7,200 square metre store offers 35,000 products and a full 'Home Project Service', building on the experience of B&Q China, whose home decoration service designed and fitted-out 10,000 apartments in China last year.

B&Q Taiwan, a 50% joint venture, delivered 30.0% profit growth (+25.8% constant currency), driven by good sales growth, benefits of the SSM programme and strong cost control. LFL sales growth was supported by nearly 10% growth in the Hardware category driven by the launch of a range of Performance Power own-brand power tools and by strong growth in the 'Total Solutions' installation service. One new store opened during the period and another opening is planned in the remainder of the year.

GROUP FINANCIAL REVIEW

Total reported sales grew 3.3% to £4.1 billion (2004/05: £3.9 billion), up 1.8% on a constant currency basis. During the first half an additional 29 net new stores were added, taking the store network to 628. On an LFL basis, Group sales were down by 3.4% (2004/05: 6.1% increase).
Retail profit fell 21.3% to £289.1 million (2004/05: £367.3 million), down by 22.8% on a constant currency basis. The profit decline was driven by lower LFL's, operating cost inflation and investment in developing businesses.

Central costs fell 14.0% to £16.0 million (2004/05: £18.6 million) due to phasing. For the full year central costs are expected to be broadly in line with last year (2004/05: £37.3 million).

Net interest costs excluding the loss on the retranslation of intercompany loan balances, increased to £13.8 million (2004/05: £13.1 million). The increased interest costs incurred from the higher average net debt was mostly offset by non-recurring interest receipts of £5.5 million relating to refunds on proposed property acquisitions and tax refunds.

The effective tax rate on profit before exceptional items and prior year tax adjustments is 34.2% (2004/05: 32.7%) based on current expectations for the 2005/06 full year. This increase is primarily driven by the lo r proportion of UK generated profits compared to the prior year and an increase in development losses in South Korea and Russia for which no tax relief is currently available.

Profit after tax (attributable to equity shareholders) decreased 14.4% to £165.7 million (2004/05: £193.5 million).

Exceptional items during the period related to £1.9 million of property disposal profits. Kingfisher expects to take a pre-tax exceptional charge of around £200 million in the second half from rationalising B&Q UK's store portfolio and reducing its cost base, of which around £50 million is non-cash.

Adjusted basic earnings per share were down 25.8% to 7.2p (2004/05: 9.7p) reflecting the decline in retail profit and increased interest costs, offset in part by lower central costs.

The interim dividend is proposed at 3.85p per share (2004/05: 3.85p) and will be paid on 11 November 2005 to those shareholders on the register on 23 September 2005.

Cash generated by operations were £103.9 million lower compared to the prior period driven by reduced op ating profits and a lower inflow from working capital. Tax paid during the period was £32.3 million higher this period due to payments in the prior period being impacted by one-off timing benefits.

Net debt increased 24.6% to £1,048.3 million (£841.1 million at 29 January 2005), reflecting lower operating cashflow, higher capital expenditure and business acquisitions during the period. **Net capital expenditure** on new and better stores and supporting infrastructure was £256.5 million (2004/05: £207.7 million). Payments to acquire businesses in the period amounted to £152.1 million (2004/05: £nil) which principally related to the acquisition of the OBI China business at the end of the period.

Following the acquisition of the OBI China business and in anticipation of the additional contribution to the UK pension fund in the second half, Kingfisher entered into a new committed bank revolving credit facility totalling £300 million in July 2005. This facility matures in July 2006, but Kingfisher has an option to extend it for a further 12 months.

Enquiries:

Ian Harding, Group Communications Director	020 7644 1029
Nigel Cope, Head of Communications	020 7644 1030
Heather Ward, Head of Investor Relations	020 7644 1032

Further copies of this announcement can be downloaded from www.kingfisher.com or by application to: The Company Secretary, Kingfisher plc, 3 Sheldon Square, London, W2 6PX.

Company Profile

Kingfisher plc is Europe's leading home improvement retail group and the third largest in the world, with nearly 630 stores in 10 countries in Europe and Asia. Its main retail brands are B&Q, Castorama, Brico Dépôt and Screwfix Direct. Kingfisher also has a 21% interest in, and strategic alliance with, Hornbach, Germany's leading DIY Warehouse retailer, with 119 stores across Europe

DATA BY COUNTRY as at 30 July 2005

	Store numbers	Selling space (000s sq.m.)	Employees (FTE)
B&Q	335	2,305	27,207
Other	-	-	1,387
Total UK	**335**	**2,305**	**28,594**
Castorama	102	1,056	13,808
Brico Dépôt	67	346	4,802
Total France	**169**	**1,402**	**18,610**
Castorama Poland	28	247	5,056
Castorama Italy	23	144	1,835
Other	15	79	1,373
Total Rest of Europe	**66**	**470**	**8,264**
B&Q China (including OBI)	38	415	7,617
B&Q Taiwan	19	95	1,824
Other	1	7	255
Total Asia	**58**	**517**	**9,696**
Total	**628**	**4,694**	**65,164**

SECOND QUARTER –13 weeks to 30 July 2005

	Retail Sales £m 2005/06	Retail Sales £m 2004/05	% Total Change (Reported)	% LFL Change	Retail Profit £m 2005/06	Retail Profit £m 2004/05	% Total Change (Reported)
B&Q	1,072.1	1,093.4	(1.9)%	(6.4)%			
Screwfix Direct	63.5	59.0	7.6%	7.6%			
Trade Depot	-	-	-	-			
Total UK	**1,135.6**	**1,152.4**	**(1.5)%**	**(5.6)%**	**75.5**	**134.0**	**(43.7)%**
Castorama	435.7	437.2	(0.3)%	(2.1)%			
Brico Dépôt	294.4	250.1	17.7%	6.1%			
Total France	**730.1**	**687.3**	**6.2%**	**0.9%**	**61.8**	**58.6**	**5.5%**
Castorama Poland	105.1	77.4	35.8%	4.9%			
Castorama Italy	73.3	64.4	13.8%	4.2%			
Other Europe(1)	27.6	16.8	64.3%				
Rest of Europe *(1)(3)*	**206.0**	**158.6**	**29.9%**	**3.8%**	**25.8**	**25.0**	**3.2%**
B&Q China	66.6	51.8	28.6%	11.5%			
Other Asia(2) (3)	0.6	-	-	-			
Asia	**67.2**	**51.8**	**29.7%**	**11.5%**	**0.1**	**0.5**	**(80.0)%**
Total	**2,138.9**	**2,050.1**	**4.3%**	**(2.7)%**	**163.2**	**218.1**	**(25.2)%**

(1) Other Europe includes Brico Dépôt in Spain, Koçtaş in Turkey, B&Q in Ireland, Castorama in Russia and Hornbach in Germany
(2) Other Asia includes B&Q Home in South Korea.
(3) Joint venture sales are not consolidated

END

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Regulatory Announcement

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Company	Kingfisher PLC
TIDM	KGF
Headline	Interim Results - Part 2
Released	07:00 15-Sep-05
Number	2943R

KINGFISHER PLC
CONSOLIDATED INCOME STATEMENT (UNAUDITED)
For the half year ended 30 July 2005

£ millions	Notes	Half year ended 30 July 2005	Half year ended 31 July 2004	Year ended 29 January 2005
Revenue	2	**4,079.4**	3,947.9	7,649.6
Cost of sales		**(2,635.5)**	(2,501.3)	(4,785.7)
Gross profit		**1,443.9**	1,446.6	2,863.9
Selling and distribution expenses		**(992.0)**	(932.3)	(1,833.0)
Administrative expenses		**(198.1)**	(186.3)	(370.7)
Other income	3	**10.7**	8.5	21.0
Other expenses	3	**-**	-	(17.7)
Share of post tax results of joint ventures and associates		**5.5**	5.9	14.6
Operating profit	2	**270.0**	342.4	678.1
Analysed as:				
Retail profit		**289.1**	367.3	742.0
Central costs		**(16.0)**	(18.6)	(37.3)
Exceptional items	3	**1.9**	-	(13.7)
Share of joint venture and associate interest and taxation		**(5.0)**	(6.3)	(12.9)
Financing				
Total finance costs		**(23.2)**	(21.2)	(43.9)
Total finance income		**9.4**	8.1	15.2
(Loss)/gain on retranslation of intercompany balances		**(5.4)**	(41.7)	12.0
Net finance costs	4	**(19.2)**	(54.8)	(16.7)
Profit before taxation		**250.8**	287.6	661.4
Income tax expense	6	**(85.1)**	(94.1)	(205.2)
Profit for the period		**165.7**	193.5	456.2
Attributable to:				
Equity shareholders of parent company		**165.5**	193.6	455.7
Minority interest		**0.2**	(0.1)	0.5
		165.7	193.5	456.2
Earnings per share (pence)	7			
Basic		**7.1**	8.4	19.7
Diluted		**7.1**	8.3	19.6

All results relate to continuing operations.

Adjusted earnings per share information is provided in note 7.

KINGFISHER PLC

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE (UNAUDITED)

For the half year ended 30 July 2005

£ millions	Notes	**Half year ended 30 July 2005**	Half year ended 31 July 2004	Year ended 29 January 2005
Actuarial gains/(losses) on defined benefit pension schemes	11	**7.3**	(48.9)	(79.3)
Currency translation differences	11	**10.0**	51.5	47.0
Hedging items				
- First time adoption of IAS39	11	**(3.9)**	-	-
- Current period movement	11	**11.5**	-	-
Tax on items taken directly to equity	11	**(5.8)**	10.6	29.1
Net income/(loss) recognised directly in equity		**19.1**	13.2	(3.2)
Profit for the financial period		**165.7**	193.5	456.2
Total recognised income and expense for the period		**184.8**	206.7	453.0
Attributable to:				
Equity holders of the parent		**184.5**	206.8	452.9
Minority interests		**0.3**	(0.1)	0.1
		184.8	206.7	453.0

KINGFISHER PLC
CONSOLIDATED BALANCE SHEET (UNAUDITED)
As at 30 July 2005

£ millions	Notes	**30 July 2005**	31 July 2004	29 January 2005
Non-current assets				
Intangible assets	10	**2,624.9**	2,528.7	2,533.0
Property, plant and equipment		**3,262.4**	2,819.3	3,031.8
Investment property		**20.3**	19.0	18.7
Investments accounted for using equity method		**184.3**	170.9	176.6
Available for sale financial assets		**-**	0.2	-
Other receivables		**68.5**	25.7	26.6
		6,160.4	5,563.8	5,786.7
Current assets				
Inventories		**1,421.8**	1,216.7	1,320.0
Trade and other receivables		**442.0**	412.7	453.9
Income tax		**7.2**	-	8.8
Cash and cash equivalents		**129.9**	327.1	162.1
		2,000.9	1,956.5	1,944.8
Total assets		**8,161.3**	7,520.3	7,731.5
Current liabilities				
Short-term borrowings		**(364.9)**	(220.9)	(184.9)
Trade and other payables		**(1,864.1)**	(1,727.7)	(1,696.2)
Current tax liabilities		**(70.3)**	(102.5)	(113.6)
		(2,299.3)	(2,051.1)	(1,994.7)
Net current liabilities		**(298.4)**	(94.6)	(49.9)
Total assets less current liabilities		**5,862.0**	5,469.2	5,736.8
Non-current liabilities				
Long-term borrowings		**(859.0)**	(775.6)	(818.3)
Other payables		**(8.8)**	(17.1)	(8.6)
Deferred income tax liabilities		**(223.0)**	(190.8)	(192.7)
Post employment benefits		**(322.3)**	(297.3)	(325.7)
		(1,413.1)	(1,280.8)	(1,345.3)
Total liabilities		**(3,712.4)**	(3,331.9)	(3,340.0)
Net assets		**4,448.9**	4,188.4	4,391.5

Capital and reserves				
Share capital		**2,442.9**	2,401.2	2,434.9
Other reserves	11	**1,982.3**	1,784.4	1,953.9
Minority interests		**23.7**	2.8	2.7
Total equity		**4,448.9**	4,188.4	4,391.5

Approved by the Board

Duncan Tatton-Brown
Director
14 September 2005

KINGFISHER PLC
CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)
For the half year ended 30 July 2005

£ millions	Notes	Half year ended 30 July 2005	Half year ended 31 July 2004	Year ended 29 January 2005
Net cash flows from operating activities	8	**339.7**	475.9	531.5
Cash flows from investing activities				
Purchase of subsidiary and business undertakings	10	**(152.1)**	-	(0.4)
Sale of subsidiary and business undertakings		**-**	6.5	10.4
Purchase of associates and joint ventures		**(2.2)**	-	(3.4)
Sale of associates and joint ventures		**-**	-	4.8
Payments to acquire property, plant and equipment and intangible assets		**(256.5)**	(207.7)	(413.3)
Receipts from sale of property, plant and equipment and intangible assets		**17.2**	2.1	20.9
Sale of available for sale financial assets		**-**	-	0.4
Dividends received from joint ventures and associates		**-**	-	2.3
Net cash used in investing activities		**(393.6)**	(199.1)	(378.3)
Cash flows from financing activities				
Interest paid		**(4.5)**	(12.2)	(37.5)
Interest element of finance lease		**(3.0)**	(3.0)	(5.9)
Interest received		**9.7**	16.5	25.2
Exceptional finance receipt		**-**	23.9	23.9
Proceeds from issue of share capital		**3.3**	7.7	18.0
Receipts from sale of own shares		**3.0**	1.4	14.0
Increase in loans		**201.2**	15.7	94.8
Capital element of finance lease rental payments		**(5.6)**	(5.1)	(11.3)
Receipts from sale of current investments		**-**	9.4	7.9
Dividends paid to Group shareholders		**(157.9)**	(136.1)	(204.8)
Dividends paid to minority interests		**-**	-	(0.7)
Net cash generated/(used) in financing activities		**46.2**	(81.8)	(76.4)
Net (decrease)/increase in cash and cash equivalents		**(7.7)**	195.0	76.8
Cash and cash equivalents at beginning of period		**105.9**	28.1	28.1
Currency translation differences		**1.7**	(2.8)	1.0
Cash and cash equivalents at end of period		**99.9**	220.3	105.9

For the purposes of the cash flow statement, cash and cash equivalents are included net of overdrafts repayable on demand. These overdrafts are excluded from the definition of cash and cash equivalents disclosed on the balance sheet.

KINGFISHER PLC

NOTES TO THE INTERIM FINANCIAL REPORT (UNAUDITED)

For the half year ended 30 July 2005

1. General information

a) Basis of Preparation

The next annual financial statements of the Group will be prepared in accordance with International Financial Reporting Standards (IFRS) as adopted for use in the EU, whereas the Group has previously reported under UK GAAP. The interim financial report has been prepared in accordance with the accounting policies which the Group intends to adopt for the year ending 28 January 2006, which will be in accordance with IFRS and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS. There is, however, a possibility that the directors may determine that some changes are necessary when preparing the full annual financial statements for the first time in accordance with IFRS, in particular as the IFRS standards and IFRIC interpretations that will be applicable and adopted for use in the Europear Union at 28 January 2006 are not known with certainty at the time of preparing this interim financial information.

In particular, the Directors have assumed that the European Commission (EC) will endorse the amendment to IAS 19 "Employee Benefits – Actuarial Gains and Losses, Group Plans and Disclosures" issued by the IASB in December 2004. The EC's Accounting Regulatory Committee has to date only recommended endorsement of this amendment to IAS 19, but the Directors have assumed that it will be adopted for use in the financial statements for the year ending 28 January 2006.

An amendment has been proposed to IAS 21 "The effects of Changes to Foreign Exchange Rates" which may become effective before the end of the year. IAS 21 requires exchange differences arising on a monetary item that forms part of parent company's net investment in a foreign operation be recognised in equity. The application of this requirement is restricted to funding transacted directly between the parent and the foreign operation. The proposed amendment clarifies that exchange differences arising on a monetary item that forms part of a reporting entity's net investment in a foreign operation should be recognised in equity irrespective of whether it is the parent or a fellow subsidiary that enters into the transaction with the foreign operation. If this amendment is approved by the EU and can be adopted for the financial year ending 28 January 2006, the gains and losses on intercompany balances currently recognised in the income statement of this interim financial report would no longer be recognised in the income statement but rather directly in reserves which would offset the equal and opposite amount in reserve movements on consolidation.

The disclosures required by IFRS 1 concerning the transition from UK GAAP to IFRS are provided in note 13.

The Group has taken the option to defer the implementation of the standards IAS 32 "Financial Instruments: Disclosure and Presentation" anc IAS 39 "Financial Instruments: Recognition and Measurement" until the financial year ending 28 January 2006. In accordance with IFRS ' paragraph 36A comparative information for financial instruments for the half year ended 31 July 2004 and the year ended 29 January 2005 ha: been prepared in accordance with UK GAAP. Details of the Group's accounting policies, as defined under UK GAAP, can be found in the accounting policies note of the annual report and accounts for the year ended 29 January 2005. Details of the accounting policy change are provided in note 14.

Kingfisher's significant accounting policies under IFRS are provided as supplementary information in note 15.

b) Comparatives

The half year results are unaudited and were approved by the Board of Directors on 14 September 2005. The results for the year ended 2: January 2005 included in this report do not constitute statutory accounts for the purposes Section 240 of the Companies Act 1985. A copy o the statutory accounts for that year under UK GAAP has been delivered to the Registrar of Companies on which an unqualified report has beer made by the auditors under Section 235 of the Companies Act 1985.

c) Use of adjusted measures

Kingfisher believes that retail profit*, adjusted profit before tax, adjusted profit after tax and adjusted earnings per share provide additiona useful information on underlying trends to shareholders. These measures are used by Kingfisher for internal performance analysis anc incentive compensation arrangements for employees. The terms 'retail profit', 'exceptional item' and 'adjusted' are not defined terms unde IFRS and may therefore not be comparable with similarly titled profit measures reported by other companies. It is not intended to be a substitute for, or superior to GAAP measurements of profit. The separate reporting of non-recurring exceptional items, which are presented as exceptional within their relevant consolidated income statement category, helps provide a better indication of the Group's underlying business performance. The principal items that will be included as exceptional items are:

- Non trading items included in operating profit such as profits and losses on the disposal of subsidiaries, associates and investments which do not form part of the Group's trading activities;
- Gains and losses on the disposal of properties; and
- The costs of significant restructuring and incremental acquisition integration costs.

** Retail profit is defined as operating profit before central costs (the costs of the Corporate Centre), exceptional items and the share of join venture and associate interest and tax.*

2. Segmental analysis

The Group's primary reporting segments are geographical, with the Group operating in four main geographical areas.

The segment results for the half year ended 30 July 2005 are as follows:

Rest of

£ millions	United Kingdom	France	Rest of Europe	Asia	Total
External Revenue	2,224.9	1,381.7	361.5	111.3	4,079.4
Segment result	150.5	101.9	32.4	(4.3)	280.5
Share of post tax results of joint ventures and associates -	-	0.7	2.0	2.8	5.5
	150.5	102.6	34.4	(1.5)	286.0
Unallocated central costs					(16.0)
Operating profit					270.0
Net finance costs					(19.2)
Profit before taxation					250.8
Income tax expense					(85.1)
Profit for the period					165.7

The segment results for the half year ended 31 July 2004 are as follows:

£ millions	United Kingdom	France	Rest of Europe	Asia	**Total**
External Revenue	2,275.4	1,290.6	297.4	84.5	3,947.9
Segment result	225.1	102.0	32.2	(4.2)	355.1
Share of post tax results of joint ventures and associates -	-	0.5	3.4	2.0	5.9
	225.1	102.5	35.6	(2.2)	361.0
Unallocated central costs					(18.6)
Operating profit					342.4
Net finance costs					(54.8)
Profit before taxation					287.6
Income tax expense					(94.1)
Profit for the period					193.5

The segment results for the year ended 29 January 2005 are as follows:

£ millions	United Kingdom	France	Rest of Europe	Asia	**Total**
External Revenue	4,277.3	2,546.7	613.9	211.7	7,649.6
Segment result	445.1	209.9	64.6	(2.3)	717.3
Share of post tax results of joint ventures and associates -	-	0.7	9.9	4.0	14.6
	445.1	210.6	74.5	1.7	731.9
Unallocated central costs					(53.8)
Operating profit					678.1
Net finance costs					(16.7)
Profit before taxation					661.4
Income tax expense					(205.2)
Profit for the year					456.2

The Group's revenues, although not highly seasonal in nature, do increase over the Easter period and during the summer months leading to slightly higher revenues being recognised in the first half of the year.

3. Exceptional items

The following one-off items, as defined in note 1c), have been charged in arriving at operating profit:

£ millions	**Half year ended 30 July 2005**	Half year ended 31 July 2004	Year ended 29 January 2005
Included within other income:			
Profit on disposal of properties	**1.9**	-	3.1
Profit on disposal of fixed asset investments	**-**	-	0.9
	1.9	-	4.0
Included within other expenses:			
Loss on sale of operations	**-**	-	(17.7)

	-	-	(17.7)
Total exceptional items	**1.9**	-	(13.7)

4. Finance costs

£ millions	**Half year ended 30 July 2005**	Half year ended 31 July 2004	Year ended 29 January 2005
Bank and other interest payable	**21.7**	21.6	42.6
Losses on financial instruments	**0.1**	-	-
Net interest charge on pension schemes	**3.0**	1.7	5.1
Less amounts capitalised in the cost of qualifying assets	**(1.6)**	(2.1)	(3.8)
Total finance costs	**23.2**	21.2	43.9
Bank and other interest receivable	**(8.5)**	(8.1)	(15.2)
Gains on financial instruments	**(0.9)**	-	-
Total finance income	**(9.4)**	(8.1)	(15.2)
Loss/(gain) on retranslation of intercompany balances	**5.4**	41.7	(12.0)
Net finance costs	**19.2**	54.8	16.7

Exchange differences on retranslation of intercompany balances which do not meet the requirements of IAS 21 are accounted for in the incom statement rather than as reserve movements, giving rise to a pre-tax unrealised loss of £5.4m (2004: £41.7m) in net finance costs for the hal ye ended 30 July 2005. As these amounts are generated by exchange movements they will vary from period to period. However, there is a equal and opposite amount in reserve movements on consolidation and net equity is therefore unaffected. The intercompany loans causin these foreign exchange gains and losses were repaid during the current period.

5. Dividends

£ millions	**Half year ended 30 July 2005**	Half year ended 31 July 2004	Year ended 29 January 2005
Amounts recognised as distributions to equity holders in the period:			
Interim dividend for the year ended 29 January 2005 of 3.85p per share	-	-	89.9
Final dividend for the year ended 29 January 2005 of 6.8p (2004: 6.15p) per share	**159.7**	143.4	143.4
Dividend paid to Employee Share Ownership Plan Trust (ESOP) shares	**(1.8)**	(1.9)	(3.1)
	157.9	141.5	230.2
Proposed interim dividend for the half year to 30 July 2005 of 3.85p per share	**90.5**		

At 30 July 2005 the 2005 interim dividend had not been approved by the Board and as such was not included as a liability. Further details on th interim dividend can be found in note 16.

6. Income tax expense

£ millions	**Half year ended 30 July 2005**	Half year ended 31 July 2004	Year ended 29 January 2005
Current tax:			
UK Corporation tax	**22.5**	52.2	120.0
Foreign tax	**37.5**	35.8	74.1
	60.0	88.0	194.1
Deferred tax	**25.1**	6.1	11.1
Total income tax expense	**85.1**	94.1	205.2

The effective tax rate for the interim period is 34.2% (2004: 32.7%) representing the best estimate of the effective rate for the full financial year The reduction in the UK current tax charge is predominantly offset by the increase deferred tax charge during the period.

7. Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year, excluding those held in the ESOP which are treated as cancelled.

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive

potential ordinary shares. These represent share options granted to employees where the exercise price is less than the average market price of the Company's shares during the year.

The weighted average number of shares in issue during the period was 2,324.2 million (2004: 2,301.3 million) and the diluted weighted average number of shares in issue during the period was 2,334.5 million (2004: 2,318.7 million). For the year ended 29 January 2005, the weighted average number of shares in issue was 2,307.5 million and the diluted average number of shares in issue was 2,324.4 million.

Supplementary earnings per share figures are presented. These exclude the effects of exceptional items (disclosed in note 3) and gains and losses on the retranslation of intercompany loan balances to allow comparison of underlying trading performance.

The calculation of basic and diluted earnings per share for the total Group is based on the profit on ordinary activities, after taxation and minority interests of £165.5 million (2004: 193.6 million). For the year ended 29 January 2005, the profit on ordinary activites after taxation and minority interests was £455.7 million.

Pence per share	**Half year ended 30 July 2005**	Half year ended 31 July 2004	Year ended 29 January 2005
Basic earnings per share	**7.1**	8.4	19.7
Profit on disposal of properties	**(0.1)**	-	(0.2)
Loss on sale of operations	**-**	-	0.8
Loss/(gain) on retranslation of intercompany balances	**0.2**	1.8	(0.5)
Tax impact arising on items above	**-**	(0.5)	(0.1)
Basic adjusted earnings per share	**7.2**	9.7	19.7
Diluted earnings per share	**7.1**	8.3	19.6
Profit on disposal of properties	**(0.1)**	-	(0.2)
Loss on sale of operations	**-**	-	0.8
Loss/(gain) of retranslation of intercompany balances	**0.2**	1.8	(0.5)
Tax impact arising on items above	**-**	(0.5)	(0.1)
Diluted adjusted earnings per share	**7.2**	9.6	19.6

8. Net cash flows from operating activities

Reconciliation of operating profit to net cash flows from operating activities:

£ millions	**Half year ended 30 July 2005**	Half year ended 31 July 2004	Year ended 29 January 2005
Group operating profit	**270.0**	342.4	678.1
Adjustments for:			
Depreciation and amortisation	**86.5**	75.3	159.1
Share-based compensation charge	**3.9**	3.2	6.7
Loss on sale of operations	**-**	-	17.7
Share of post tax results of joint ventures and associates	**(5.5)**	(6.1)	(14.6)
(Profit)/loss on disposal of property, plant and equipment and intangible assets	**(0.4)**	0.9	1.9
Operating cash flows before movements in working capital	**354.5**	415.7	848.9
Movements in working capital (excluding the effects of acquisitions and disposals of subsidiaries and exchange differences on consolidation):			
Increase in inventories	**(90.2)**	(167.5)	(246.6)
Decrease/(increase) in trade and other receivables	**21.9**	18.1	(72.9)
Increase in trade and other payables	**152.9**	276.6	173.7
(Decrease)/increase in post employment benefits	**0.9**	1.0	(4.3)
	85.5	128.2	(150.1)
Cash generated by operations	**440.0**	543.9	698.8
Income taxes paid	**(100.3)**	(68.0)	(167.3)
Net cash flows from operating activities	**339.7**	475.9	531.5

9. Reconciliation of net debt

Net debt incorporates the Group's borrowings (together with related fair value movements of derivatives on the debt), bank overdrafts and obligations under finance leases, less cash and cash equivalents.

	Half year ended	Half year ended	Year ended

£ millions	31 July 2005	30 July 2004	29 January 2005
Net debt at start of period	**(841.1)**	(891.4)	(891.4)
Net (decrease)/increase in cash and cash equivalents	**(7.7)**	195.0	76.8
Decrease in short-term investments	**-**	(9.4)	(7.9)
Amortisation of underwriting and issue costs of new debt	**(0.3)**	-	-
(Increase)/decrease in debt and lease financing	**(195.6)**	11.0	(30.4)
Currency translation differences and fair value adjustments on financial instruments	**(3.6)**	25.3	11.8
Net debt at end of period	**(1,048.3)**	(669.5)	(841.1)

10. Acquisitions

During the period the Group acquired OBI AG's Chinese home improvement operations. Goodwill of approximately £76m has been recognised based on provisional fair values. The purchase price is also provisional as it is subject to the finalisation of a completion accounts process.

11. Reserves

The movements in the Group's consolidated reserves in the period to 30 July 2005 and the comparative period are summarised as follows:

£ millions	Hedging reserve	Translation reserve	Non-distributable reserves	Retained earnings	Total
Balance at 30 January 2005	-	**47.7**	**159.0**	**1,747.2**	**1,953.9**
First time adoption adjustment in respect of IAS 39	(3.7)	-	-	(0.2)	**(3.9)**
Restated balance at 30 January 2005	**(3.7)**	**47.7**	**159.0**	**1,747.0**	**1,950.0**
Actuarial gains on defined benefit pension schemes	-	-	-	7.3	**7.3**
Treasury shares disposed	-	-	-	(2.2)	**(2.2)**
Share-based compensation charge	-	-	-	3.9	**3.9**
Currency translation differences	-	10.0	-	-	**10.0**
Gains and losses deferred in equity	8.2	-	-	-	**8.2**
Transferred to initial carrying amount of asset	3.3	-	-	-	**3.3**
Tax on items taken from/transferred to equity	(3.5)	(0.2)	-	(2.1)	**(5.8)**
Net gains and losses recognised directly in equity	8.0	9.8	-	6.9	24.7
Profit for the period	-	-	-	165.5	165.5
Total recognised income and expense for the period	**8.0**	**9.8**	**-**	**172.4**	**190.2**
Dividends	-	-	-	(157.9)	(157.9)
At 30 July 2005	**4.3**	**57.5**	**159.0**	**1,761.5**	**1,982.3**
Balance at 1 February 2004	-	-	159.0	1,553.6	1,712.6
Actuarial losses on defined benefit pension schemes	-	-	-	(48.9)	(48.9)
Scrip dividend alternative	-	-	-	5.4	5.4
Treasury shares disposed	-	-	-	(2.1)	(2.1)
Share-based compensation charge	-	-	-	3.2	3.2
Currency translation differences	-	51.5	-	-	51.5
Tax on items taken from/transferred to equity	-	(5.4)	-	16.0	10.6
Net gains and losses recognised directly in equity	-	46.1	-	(26.4)	19.7
Profit for the period	-	-	-	193.6	193.6
Total recognised income and expense for the period	-	46.1	-	167.2	213.3
Dividends	-	-	-	(141.5)	(141.5)
At 31 July 2004	-	46.1	159.0	1,579.3	1,784.4

12. Critical accounting estimates and judgements

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal th related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amount o assets and liabilities within the next financial year are discussed below.

- Estimated impairment of goodwill
  The Group is required to test whether goodwill has suffered any impairment. The recoverable amounts of cash generating units have bee determined based on value-in-use calculations. These calculations require the use of estimates.

- Income taxes
  The Group is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the worldwide provision fo

income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period to which such determination is made. See note 6 for further information.

- Post employment benefits
  As disclosed in note 15, the Group operates various defined benefit arrangements for its employees. The present value of the defined benefit liabilities recognised in the balance sheet is dependent on interest rates of high-quality corporate bonds. The net financing charge is dependent on both the interest rates of high-quality corporate bonds and the assumed investment returns on scheme assets. At the half year, the pensions scheme position has been updated to reflect current market conditions for corporate bonds and to reflect actual investment returns.

13. Explanation of transition to IFRS

Kingfisher plc reported under UK Generally Accepted Accounting Practice (UK GAAP) in its previously published financial statements for the year ended 29 January 2005 and this is the first interim period that the company has presented its interim report under IFRS. The analysis below shows a reconciliation of net assets and profit as reported under UK GAAP as at 31 July 2004 to the revised net assets and profit under IFRS as reported in that interim report. The preliminary unaudited results for the year to 29 January 2005 and the Group's restated balance sheets under IFRS were published on 18 March 2005 and can be accessed on line at www.kingfisher.com within the 'Investors' section.

To aid comparability, the UK GAAP numbers presented below have been reformatted using the new IFRS format rather than in the previously disclosed UK GAAP format.

Reconciliation of the Consolidated Income Statement for the half year ended 31 July 2004

£ millions	Notes	UK GAAP	Effect of transition to IFRS	IFRS
Revenue		3,947.9	-	3,947.9
Cost of sales	(e) (g)	(2,499.7)	(1.6)	(2,501.3)
Gross profit		1,448.2	(1.6)	1,446.6
Selling and distribution expenses	(b) (d) (e) (m)	(929.2)	(3.1)	(932.3)
Administrative expenses	(b) (d) (i)	(181.5)	(4.8)	(186.3)
Other income		8.5	-	8.5
Share of post tax results of joint ventures and associates	(f) (k) (l)	12.7	(6.8)	5.9
Operating profit		358.7	(16.3)	342.4
Analysed as:				
Retail profit		376.7	(9.4)	367.3
Central costs		(18.4)	(0.2)	(18.6)
Acquisition goodwill amortisation (net)	(f)	0.4	(0.4)	-
Share of joint venture and associate interest and taxation	(l)	-	(6.3)	(6.3)
Financing				
Net finance costs before loss on retranslation of intercompany balances	(b) (d) (l)	(12.4)	(0.7)	(13.1)
Loss on retranslation of intercompany balances	(a)	-	(41.7)	(41.7)
Net finance costs		(12.4)	(42.4)	(54.8)
Profit before taxation		346.3	(58.7)	287.6
Income tax expense	(k) (l)	(109.1)	15.0	(94.1)
Profit for the period		237.2	(43.7)	193.5

Reconciliation of the Statement of Recognised Income and Expense for the half year ended 31 July 2004

£ millions	Notes	UK GAAP	Effect of transition to IFRS	IFRS
Actuarial losses on defined benefit pension schemes	(b)	-	(48.9)	(48.9)
Currency translation differences	(a)	10.9	40.6	51.5
Tax on items taken directly to equity		(5.5)	16.1	10.6
Net income recognised directly in equity		5.4	7.8	13.2
Profit for the financial period		237.2	(43.7)	193.5
Total recognised income and expense for the period		242.6	(35.9)	206.7

Attributable to:

Equity holders of the parent	242.7	(35.9)	206.8
Minority interests	(0.1)	-	(0.1)
	242.6	(35.9)	206.7

Reconciliation of Consolidated Balance Sheet as at 31 July 2004

£ millions	Notes	UK GAAP	Effect of transition to IFRS	IFRS
Non-current assets				
Intangible assets	(c)	2,455.3	73.4	2,528.7
Property, plant and equipment	(c) (d) (n)	2,865.4	(46.1)	2,819.3
Investment property	(n)	25.3	(6.3)	19.0
Investments accounted for using equity method	(f)	152.1	18.8	170.9
Available for sale financial assets		0.2	-	0.2
Other receivables		25.7	-	25.7
		5,524.0	39.8	5,563.8
Current assets				
Inventories	(g)	1,228.7	(12.0)	1,216.7
Trade and other receivables		411.6	1.1	412.7
Cash and cash equivalents		327.1	-	327.1
		1,967.4	(10.9)	1,956.5
Total assets		7,491.4	28.9	7,520.3
Current liabilities				
Short-term borrowings	(d)	(220.0)	(0.9)	(220.9)
Trade and other payables	(b) (e) (i) (j)	(1,790.3)	62.6	(1,727.7)
Current tax liabilities		(118.7)	16.2	(102.5)
		(2,129.0)	77.9	(2,051.1)
Net current liabilities		(161.6)	67.0	(94.6)
Total assets less current liabilities		5,362.4	106.8	5,469.2
Non-current liabilities				
Long-term borrowings	(d)	(729.3)	(46.3)	(775.6)
Other payables		(17.1)	-	(17.1)
Deferred income tax liabilities	(k)	(16.3)	(174.5)	(190.8)
Post employment benefits	(b)	(24.4)	(272.9)	(297.3)
		(787.1)	(493.7)	(1,280.8)
Total liabilities		(2,916.1)	(415.8)	(3,331.9)
Net assets		4,575.3	(386.9)	4,188.4
Capital and reserves				
Share capital		2,401.2	-	2,401.2
Other reserves	(b) (k) (n)	2,171.3	(386.9)	1,784.4
Minority interests		2.8	-	2.8
Total equity		4,575.3	(386.9)	4,188.4

Explanation of reconciling items between UK GAAP and IFRS

(a) FX gains and losses

Exchange differences on intercompany loan balances which do not meet the more stringent requirements of IAS 21 "The Effects c Changes in Foreign Exchange Rates" are shown in the income statement rather than as reserve movements, giving rise to a pre-ta unrealised loss of £41.7m in net finance costs for the half year ended 31 July 2004. As these amounts are generated by exchang movements they will vary from period to period. However, there is an equal and opposite amount in reserve movements o consolidation and net equity is therefore unaffected.

(b) Post employment benefits

Under UK GAAP the Group applied the provisions of SSAP 24 which are significantly different to IAS 19. The Group has elected to earl adopt the amendment to IAS 19 "Employment Benefits" issued by the IASB on 16 December 2004 which allows all actuarial gains an losses to be charged to equity. Other differences include valuing pension scheme assets at bid value as opposed to mid value and th split of the charge to the income statement between operating (service charge) and financing (return on pension scheme assets an interest on pension liabilities).

The Group's opening IFRS balance sheet reflects the assets and liabilities of the Group's defined benefit schemes totalling a net liabilit of £245.7m. The transitional adjustment of £220.6m to opening reserves comprises the reversal of entries in relation to UK GAAI accounting under SSAP 24 less the recognition of the net liabilities of the Group's defined benefit schemes. The incremental charg arising from the adoption of IAS 19 on the Group's income statement in the half year ended 31 July 2004 was £2.1m, being the total c

£0.4m to operating profit and £1.7m to net financing charges.

The actuarial loss before tax of £48.9m arising in the half year ended 31 July 2004 has been recorded in the statement of recognisec income and expense. The pension deficit under IFRS at 31 July 2004 was £297.3m.

(c) Intangible assets – computer software

Under UK GAAP all capitalised computer software was included within property, plant and equipment on the balance sheet. Unde IFRS, only computer software that is integral to a related item of hardware should be included as property, plant and equipment. Al other computer software should be classified as an intangible asset. Accordingly, a net balance sheet reclassification has been made o £65.4m at the opening balance sheet date and £73.4m at 31 July 2004 between property, plant and equipment and intangible assets. There was no impact on the income statement from this reclassification.

(d) Capitalisation of building leases

IAS 17 "Leases" requires that the land element of leases on land and buildings is considered separately for the purposes of determininç whether the lease is a finance or operating lease. A majority of the Group's buildings are on leases of 25 years or less which remain a: operating under IFRS. There are a small number of leases greater than 25 years where the building element of the lease has beer classified as a finance lease based on the criteria set out in IAS 17.

As a result, the Group's IFRS opening balance sheet at 1 February 2004 includes additional property, plant and equipment of £30.6n and additional finance lease obligations of £47.7m included within current and non-current borrowings. The main impact on the income statement is that the operating lease payment charged to operating profit under UK GAAP is replaced with a depreciation charge for the asset (in operating profit) and an interest expense charge (in financing costs). Whilst the total charge over the life of the lease will be the same under UK GAAP and IFRS, the profile of the charge is different, with the charge being more front loaded under IFRS. The net pre tax impact on the income statement for the half year ended 31 July 2004 was a further charge of £0.7m.

(e, Lease incentives

Under UK GAAP, lease incentives were recognised over the period to the first market rent review. Under IFRS (SIC 15), lease incentives are required to be recognised over the entire lease term. As a result, the Group's IFRS opening balance sheet at 1 Februar 2004 includes additional deferred income of £21.7m and operating profit for the year ended 31 July 2004 was reduced by £1.6m.

(f) Intangible assets – Goodwill

IFRS 3 "Business Combinations" requires that negative goodwill is recognised immediately in the income statement as opposed to beinç amortised. The negative goodwill that arose on the acquisition of the shares in Hornbach has been credited back to opening reserve: under IFRS and increases the Group's interest in joint ventures and associates by £19.3m. The removal of the amortisation credit in the half year ended 31 July 2004 reduced profit before tax by £0.5m.

(g) Inventories

IAS 2 requires the inclusion of certain elements of income from suppliers and other similar items in the cost of inventories which is a more encompassing requirement than UK GAAP. The value of inventories was reduced by £10.8m at 1 February 2004 and £12.0m a 31 July 2004.

(h) Cash

IAS 7 "Cash Flow Statements" defines cash equivalents as being short-term, highly liquid investments that are readily convertible tc known amounts of cash and which are subject to an insignificant risk of changes in value. Cash deposits with a maturity of less than 3 months have therefore been reclassified at both balance sheet dates as cash.

(i) Share-based payment

IFRS 2 "Share-based Payment" requires that an expense for equity instruments granted is recognised in the income statement based or their fair value at the date of grant, with a corresponding increase in equity. This expense, which is primarily in relation to employee option and performance share schemes, is recognised over the vesting period of the scheme. Under UK GAAP, the income statemen charge, if any, was based on the difference between the exercise price and the market price on the date of issue with a correspondinç increase in accruals.

The Group has elected to apply IFRS 2 only to relevant share-based payment transactions granted after 7 November 2002. The additional pre-tax charge arising from the adoption of IFRS 2 on the Group's income statement for the half year ended 31 July 2004 wa: £0.5m. The impact from the adoption of this standard is small as the Group ceased offering share options in 2003 and replaced then with deferred shares for which a charge equating to the market value of the deferred shares was recognised under UK GAAP.

(j) Post balance sheet events

IAS 10 "Events after the Balance Sheet Date" requires that dividends declared after the balance sheet date should not be recognised a: a liability at that date as the liability does not represent a present obligation as defined by IAS 37 "Provisions, Contingent Liabilities anc Contingent Assets".

The final dividend declared in March 2004 in relation to the financial year ended 31 January 2004 of £143.4m was reversed in the opening balance sheet and charged to equity in the half year ended 31 July 2004. The interim dividend accrued for the half year endec 31 July 2004 of £89.9m was reversed in the IFRS balance sheet as at 31 July 2004.

(k) Deferred and current taxes

The scope of IAS 12 "Income Taxes" is wider than the corresponding UK GAAP standards, and requires deferred tax to be provided on temporary differences rather than just taxable timing differences as under UK GAAP.

As a result, the Group's IFRS opening balance sheet at 1 February 2004 included an additional deferred tax liability of £189.4m. The majority of this adjustment related to the deferred tax provided on the deemed cost of property less the deferred tax asset recognised on the pension deficit at 1 February 2004.

The 'income tax expense' on the face of the consolidated income statement comprises the tax charge of the Company and its subsidiaries under IFRS. The Group's share of its joint venture and associated undertakings' tax charges is shown as part of "Share of post tax result of joint ventures and associates" within operating profit.

(l) Presentation of joint ventures and associates

The presentation of the Group's share of the results of joint ventures and associated undertakings in the Group's consolidated income statement has changed under IFRS. Under UK GAAP the Group's share of joint venture and associated undertaking operating profit interest and tax were disclosed separately in the consolidated income statement. In accordance with IAS 1 "Presentation of Financial Statements", the results of joint venture and associated undertakings have been presented net of interest and tax as a single line item. There is no effect on the net result for the financial period from this adjustment.

(m) Short-term compensated benefits

IFRS is more prescriptive than UK GAAP in that when an employee has rendered service during an accounting period, this must be recognised as an expense in the income statement. Holiday pay balances as at the interim date must therefore be accrued as per the employees' terms of employment. Most of the increase in the accrual at the half year (£5.9m at July 2004) is expected to have reversed by the end of the financial year, as the holiday pay and financial years are generally coterminous.

(n) Valuation of properties

The Group has previously applied a policy of annual revaluations of property under UK GAAP. The Group has now elected to treat the revalued amount of operating properties at 1 February 2004 as deemed cost as at that date and will not revalue for accounts purposes in future. The Group will continue to provide the current market values as additional disclosure in its annual financial statements. There is no impact as at 31 July 2004 as the revaluation exercise was only undertaken on an annual basis.

Investment property was also previously revalued annually under UK GAAP. Following the disposal of the Chartwell Land investment property portfolio in 2003/2004, the amount of investment property now held by the Group is insignificant. The Group has elected to restate the remaining investment property to historical cost under IFRS. There was no impact on the income statement for the half year ended 31 July 2004 as no investment properties were disposed during the period.

(o) Significant changes to the cash flow statement under IFRS are as follows:

- Cash flows reported under IFRS and UK GAAP are defined differently – under IFRS, cash flows, referred to as 'cash and cash equivalents', include bank deposits repayable within 3 months. Under UK GAAP, these were treated as short-term deposits.
- IFRS requires cash flows to be reported under the three headings of operating, investing and financing activities whereas UK GAAP requires cash flows to be reported in greater detail under the nine standard headings, such as taxation and interest.
- IFRS requires foreign currency translation differences to be included on the face of the cash flow statement in order that opening and closing cash and cash equivalent balances may be reconciled. This is not a requirement under UK GAAP.

14. First time adoption IAS 32 & 39

The adoption of IAS 32 "Financial Instruments: Disclosure and Presentation" and IAS 39 "Financial Instruments: Recognition and Measurement" with affect from 30 January 2005 results in a change in the Group's accounting policy for financial instruments. The impact of these standards on the Group's opening balance sheet is shown below.

The principal impact of IAS 32/39 on the Group's financial statements relates to the recognition of derivative financial instruments at fair value. Financial assets and financial liabilities that arise on derivatives that do not qualify for hedge accounting are held on the balance sheet at fair value with the changes in value reflected through the income statement. The accounting treatment of derivatives that qualify for hedge accounting depends on how they are designated. The varying accounting treatments are explained below.

Fair value hedges

The Group uses interest rate and cross currency swaps to hedge the exposure to interest rates and currency movements of it's issued debt. Under UK GAAP, derivative financial instruments held for hedging were accounted for using hedge accounting and were not recognised at fair value in the balance sheet.

Under IAS 39, derivative financial instruments that meet the 'fair value' hedging requirements are recognised in the balance sheet at fair value with corresponding fair value movements recognised in the income statement. For an effective fair value hedge, the hedged item is adjusted for changes in fair value attributable to the risk being hedged with the corresponding entry in the income statement. To the extent that the designated hedge relationship is fully effective, the amounts in the income statement offset each other. As a result, only the ineffective element of any designated hedging relationship impacts the financing line in the income statement.

Cash flow hedges

The Group hedges the foreign currency exposure on inventory purchases. Under UK GAAP, foreign currency derivatives were held off balance

sheet. Under IAS 39, derivative financial instruments that qualify for cash flow hedging are recognised on the balance sheet at fair value wit! corresponding fair value changes deferred in equity.

Net investment hedges

The gains or losses on the translation of currency borrowings and cross currency swaps used to hedge the Group's net investments in foreigı entities are recognised in equity. Provided the hedging requirements of IAS 39 are met and the hedging relationship is fully effective, thi: treatment does not differ from UK GAAP.

On the adoption of IAS32/39, there is no material impact for the Group of other financial assets and liabilities that are not part of a designate(hedge relationship.

The adjustments to the opening balance sheet at 30 January 2005 are as follows:

	Opening balance sheet under IFRS	Effect of adoption of IAS 32 and IAS 39	Restated opening position at 30 January 2005
Non-current assets			
Other receivables	26.6	24.9	51.5
Current assets			
Trade and other receivables	453.9	0.9	454.8
C···rent liabilities			
T..de and other payables	(1,696.2)	(3.0)	(1,699.2)
Non-current liabilities			
Long-term borrowings	(818.3)	(28.4)	(846.7)
Deferred tax liabilities	(192.7)	1.7	(191.0)
Impact on net assets		**(3.9)**	
Hedging reserve	-	(3.7)	(3.7)
Retained earnings	1,747.2	(0.2)	1,747.0
Impact on equity		**(3.9)**	

SUPPLEMENTARY INFORMATION

15. Accounting policies

Tł rincipal accounting policies applied in the preparation of this interim financial report are set out below. These policies have been co..sistently applied to the information presented, unless otherwise stated.

The interim financial report of the Company and it subsidiaries is made up to the nearest Saturday to 31 July this year, except as disclosed in note 15 of the 2004/05 UK GAAP financial statements.

The consolidated interim financial report has been prepared under the historical cost convention, as modified by the revaluation of available for sale investments, financial assets and liabilities (including derivative instruments) held at fair value through the income statement.

The preparation of the interim financial report requires the use of certain critical accounting estimates. It also requires management to exercise its judgements in the process of applying the Company's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated interim accounts, are disclosed in note 12.

Basis of consolidation

The consolidated interim financial report incorporates the financial statements of the Company, its subsidiary undertakings, joint ventures and associated undertakings.

(a) *Subsidiaries*

Subsidiary undertakings are all entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. Subsidiary undertakings acquired during the year are recorded under the acquisition method of accounting and their results included from the date of acquisition. The results of subsidiary undertakings which have been disposed of during the year are included up to the effective date of disposal.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a

business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill and held as an intangible asset. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

(b) *Associates and joint ventures*

Associates are all entities over which the Group has the ability to exercise significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognised at cost. The Group's investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The Group's share of its associates' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate including any other unsecured receivables, the Group does not recognise any further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

The equity method is used to account for the Group's interest in joint ventures.

Foreign currency translation

(a) *Functional and presentational currency*

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in Sterling, which is the Company's functional and presentational currency.

(b) *Transactions and balances*

Transactions denominated in foreign currencies are translated into Sterling at contracted rates or, where no contract exists, at average monthly rates.

Monetary assets and liabilities denominated in foreign currencies which are held at the year end are translated into Sterling at year end exchange rates. Exchange differences on monetary items are taken to the income statement, except when deferred in equity as qualifying cash flow hedges or qualifying net investment hedges.

Translation differences on non-monetary items, such as equities held at fair value through the income statement, are reported as part of the fair value gain or loss.

(c) *Group companies*

The balance sheets of overseas subsidiary undertakings are expressed in Sterling at year end exchange rates. Profits and losses of overseas subsidiary undertakings are expressed in Sterling at average exchange rates for the year. Exchange differences arising on the retranslation of opening shareholders' funds are recognised as a separate component of equity.

On consolidation, exchange differences arising from the retranslation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

In accordance with the transitional provisions of IFRS 1 "First-time Adoption of IFRS", the cumulative translation reserve by entity has been set to zero at the date of transition to IFRS.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Revenue recognition

Turnover comprises retail sales and services supplied, interest receivable and other income from the provision of credit facilities, commission income and rental income and income. Turnover excludes transactions made between companies within the Group, Value Added Tax, other sales-related taxes and is net of returns, staff and trade discounts.

Turnover relating to the sale of in-store product is earned at the point of cash receipt. All other turnover is recognised when the product has been delivered or, for installation income, when the service has been performed. Delivered products and service income represent only a small component of the Group's turnover as a majority of the Group's sales relate to in-store purchase of product.

Cost of sales

Cost of sales is the expenditure incurred in the normal course of business in bringing the product to the point of sale, including warehouse anc transportation costs.

Intangible assets

(a) *Goodwill*

Goodwill is carried at cost less accumulated impairment losses, is not amortised and is tested annually for impairment by assessing the recoverable amount of each cash generating unit to which the goodwill relates. When the recoverable amount of the cash generating unit is less than the carrying amount, an impairment loss is recognised immediately in the income statement and is not subsequently reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

The Group has taken advantage of the exemption permitted by IFRS 1 and has not restated goodwill on acquisitions prior to the date of transition to IFRS.

(b) *Computer software*

Acquired computer software licenses are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised over their estimated useful lives of two to four years.

Costs that are directly associated with the production of identifiable and unique software products controlled by the Group, and that are expected to generate economic benefits exceeding costs beyond one year, are recognised as intangible assets. Direct costs include the software development employee and consultancy costs and an appropriate portion of relevant overheads. Costs associated with developing or maintaining computer software are recognised as an expense as incurred.

Property, plant and equipment

(a) *Cost or valuation*

Land and buildings held for use in the business are stated in the balance sheet at cost less accumulated depreciation and any provisions for impairment. Land and buildings held at the date of transition to IFRS are held at deemed cost, being the fair value of land and buildings at the date of transition to IFRS. Plant and equipment is stated at cost less accumulated depreciation and any provisions for impairment.

(b) *Depreciation*

Depreciation of property, plant and equipment is provided to reflect a reduction from cost to estimated residual value over the estimated useful life of the asset to the Group. Depreciation of property, plant and equipment is calculated using the straight line method, the annual rates applicable to the principal categories being:

Freehold and long leasehold buildings	-	between 2% and 5%
Short leaseholds	-	over remaining period of the lease
Tenants' fixtures	-	between 5% and 25%
Computers and electronic equipment	-	between 25% and 50%
Motor cars	-	25%
Commercial vehicles	-	between 10% and 33 1/3%

Freehold land is not depreciated

(c) *Impairment*

Property, plant and equipment are reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable. When a review for impairment is conducted, the recoverable amount is assessed by reference to the net present value of expected future post-tax cash flows of the relevant cash generating unit or net realisable value if higher. The discount rate is applied based upon the Group's weighted average cost of capital with appropriate adjustments for the risks associated with the relevant business. Any impairment in value is charged to the income statement in the year in which it occurs.

(d) *Disposal*

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the income statement. Sales of land and buildings are accounted for when there is an unconditional exchange of contracts.

(e) *Subsequent costs*

Subsequent costs are included in the related asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Leased assets

Where assets are financed by leasing agreements that give rights approximating to ownership, the assets are treated as if they have been purchased outright. The amount capitalised is the present value of the minimum lease payments during the lease term at the inception of the lease. The assets are depreciated over the shorter of the lease term or their useful economic life. Obligations relating to finance leases, net of finance charges in respect of future periods, are included as appropriate under creditors due within or after one year. The finance charge element of rentals is charged to the income statement over the period of the lease.

All other leases are operating leases and the rental payments are charged to the income statement in the financial year to which the payments relate.

Where a lease is taken out for land and building combined, the building element of the lease may be capitalised as a finance lease if it fits th criteria for a finance lease, but the land element will always be classed as an operating lease. If the contracted lease payments are not spli between land and buildings in the lease contract, the split is made based on the market value of the land and buildings at the inception of th lease.

Incentives received to enter into lease agreements are released to the income statement over the lease term.

Investment properties

The Group's investment properties were restated at original historic cost on transition to IFRS and are held in the balance sheet at cost les accumulated depreciation and accumulated impairment losses.

Capitalisation of interest and borrowing costs

Interest on borrowings to finance the construction of properties held as non-current assets is capitalised from the date work starts on th property to the date when substantially all the activities that are necessary to get the property ready for use are complete. Where constructio is completed in parts, each part is considered separately when capitalising interest.

Interest is capitalised before any allowance for tax relief.

Borrowing costs are expensed in the period in which they are incurred, except to the extent they are capitalised as indicated above.

Inventories

In. .tories are stated at the lower of cost and net realisable value, on a weighted average cost basis. Cost includes appropriate attributabl overheads and direct expenditure incurred in the normal course of business in bringing goods to their present location and condition.

Costs of inventories include the transfer from equity of any gains or losses on qualifying cash flow hedges relating to purchases.

Rebates received from suppliers

Volume related rebates receivable from suppliers are credited to the carrying value of the stock to which they relate. Where a rebat agreement with a supplier covers more than one year the rebates are recognised in the accounts in the period in which they are earned.

Cash and cash equivalents

Cash and cash equivalents include cash in hand, deposits held at call with banks, other short-term highly liquid investments with origina maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet.

Employee benefits

(a) *Pension obligations*

The Group operates various defined benefit and defined contribution pension schemes for its employees, some of which are requirec by local legislation. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement. A defined contribution plan is a pension plan under which the Group usually pays fixed contributions into a separate entity. In all cases other than some of the legally required schemes, a separate fund is being accumulated to meet the accruinc liabilities. The assets of each of these funds are either held under trusts or managed by insurance companies, and are entirel separate from the Group's assets.

The Group has chosen to early adopt the Amendment to IAS 19 "Employee Benefits – Actuarial Gains and Losses, Group Plans and Disclosures", the amendments only being effective for annual periods beginning on or after 1 January 2006. The EU's Accounting Regulatory Committee has to date only recommended endorsement of this amendment to IAS 19, but the directors have assumed tha it will be adopted for use in the financial statements for the year ending 29 January 2006.

The liability recognised in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for actuarial gains or losses and pasi service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension liability. An independent 'IAS 19' actuarial valuation is carried out at each balance sheet date.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to the Statement of Recognised Income and Expenditure as they arise.

Past service costs are recognised immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past-service costs are amortised on a straight line basis over the vesting period.

For defined contribution plans, the Group pays contributions to privately administered pension plans on a contractual basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognised as an employee benefit expense when they are due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

(b) *Share-based payment compensation*

The Group has applied the requirements of IFRS 2 "Share-based Payment". In accordance with the transitional provisions, IFRS : has been applied to all grants of equity instruments after 7 November 2002 that were unvested as of 1 February 2004.

The Group operates several equity-settled, share-based compensation plans. The fair value of the employee services received ii exchange for the grant of options or deferred shares is recognised as an expense, and is calculated using the Black Scholes model The value of the charge is adjusted to reflect expected and actual levels of options vesting. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options or deferred shares granted, excluding the impact of any non market vesting conditions. Non-market vesting conditions are included in assumptions about the number of options that are expectec to become exercisable.

At each balance sheet date, the Group revises its estimates of the number of options that are expected to become exercisable. I recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

Taxation

The income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statemen because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are neve taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance shee liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are recognised tc the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the tax profit nor the accounting profit. The carrying amount o deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interest ir joint ventures, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised.

Deferred tax assets and liabilities are offset against each other when they relate to income taxes levied by the same tax jurisdiction and wher the Group intends to settle its current tax assets and liabilities on a net basis.

Current and deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, ir which case the current or deferred tax is also dealt with in equity.

Financial instruments

Although earlier application is permitted, the Group has decided to first adopt IAS 32 "Financial Instruments: Disclosure and Presentation" anc IAS 39 "Financial Instruments: Recognition and Measurement" for the year ending 28 January 2006, in accordance with the provisions prescribed in these standards. The impact from this change in accounting policy is provided in note 14.

Financial assets and financial liabilities are recognised on the Group's balance sheet when the Group becomes a party to the contractua provisions of the instrument.

(a) *Trade receivables*

Trade receivables do not carry any interest and are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts.

(b) *Investments*

Investments are recognised and derecognised on a trade date where a purchase or sale of an investment is under a contract whose terms require delivery of the investment within the timeframe established by the market concerned, and are initially measured at cost, including transaction costs.

Investments can be classified either as held-for-trading or available for sale, and are measured at subsequent reporting dates at fair value. For available for sale investments, gains and losses arising from changes in fair value are recognised directly in equity, until the security is disposed of or is determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in the income statement for the period.

(c) *Bank borrowings*

Interest bearing bank loans and overdrafts are recorded at the proceeds received, net of direct issue costs. Finance charges, including premiums payable on settlement or redemption and direct issue costs, are accounted for on an accruals basis to the income statement using the effective interest method, and are added to the carrying amount of the instrument to the extent that they are not

settled in the period in which they arise.

(d) *Trade payables*

Trade payables are not interest bearing and are stated at their nominal value.

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

(e) *Derivative financial instruments and hedge accounting*

Kingfisher's Treasury function is responsible for managing certain financial risks to which the Group is exposed. The Board reviews the levels of exposure regularly and approves Treasury policies covering the use of financial instruments required to manage these risks. The Group does not use derivative financial instruments for speculative purposes.

Derivatives are initially accounted and measured at fair value on the date a derivative contract is entered into and subsequently measured at fair value. The accounting treatment of derivatives classified as hedges depends on their designation, which occurs on the date that the derivative contract is committed to. The Group designates derivatives as:

- A hedge of the fair value of an asset or liability ('fair value hedge')
- A hedge of the income/cost of a highly probable forecasted foreign exchange transaction or commitment ('cash flow hedge')
- A hedge of a net investment in a foreign entity

Changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cash flows are recognised directly in equity, and the ineffective portion is recognised immediately in the income statement. If the cash flow hedge of a firm commitment or forecasted transaction results in the recognition of an asset or a liability, then, at the time the non-financial asset or liability is recognised, the associated gains or losses on the derivative that had previously been recognised in equity are included in the initial measurement of the non-financial asset or liability. For hedges that do not result in the recognition of a non-financial asset or liability, amounts deferred in equity are recognised in the income statement in the same period in which the hedged item affects net profit or loss.

For an effective hedge of an exposure to changes in the fair value, the hedged item is adjusted for changes in fair value attributable to the risk being hedged with the corresponding entry in the income statement. Gains or losses from re-measuring the corresponding hedging instrument are recognised in the income statement.

Changes in the fair value of derivative financial instruments that do not qualify for hedge accounting and any portion deemed ineffective are recognised in the income statement as they arise.

Where the Group hedges net investments in foreign entities through currency borrowings, the gains or losses on the retranslation of the borrowings are recognised in equity. If the Group uses derivatives as the hedging instrument, the effective portion of the hedge is recognised in equity with any ineffective portion being recognised in the income statement. Gains and losses accumulated in equity are recycled through the income statement on disposal of the foreign entity.

In order to qualify for hedge accounting, the Group is required to document in advance the relationship between the item being hedged and the hedging instrument. The Group is also required to document and demonstrate an assessment of the relationship between the hedged item and the hedging instrument, which shows that the
hedge will be highly effective on an ongoing basis. The effectiveness testing is re-performed at each period end to ensure that the hedge remains highly effective.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, or exercised, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the highly probably forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the income statement for the period.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts, and the host contracts are not carried at fair value with unrealised gains or losses reported in the income statement.

16. Shareholder information

Copies of the results will be sent to shareholders on 7th October 2005 and additional copies will be available from Kingfisher plc, 3 Sheldon Square, Paddington, London W2 6PX.

The results can also be accessed on line at www.kingfisher.com as well as other shareholder information.

Timetable of events

21st September 2005	Ex-dividend date for interim dividend
23rd September 2005	Record date for interim dividend
27th October 2005	Final date for receipt of Drip Mandate Forms by Registrars
11th November 2005	Date for payment of interim cash dividend
18th November 2005	Trade settlement date for the interim Drip dividend

If shareholders wish to elect for the Dividend Reinvestment Plan (Drip), and have not already done so, for the forthcoming interim dividend, a letter or Drip Mandate Form must be received by Kingfisher's Registrars, Computershare Investor Services PLC, by 27th October 2005.

Copies of the Terms and Conditions of the Drip can be obtained from Kingfisher's Registrars at the address below, by calling 0870 702 0129 o online at www.kingfisher.com.

Computershare Investor Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol
BS99 7NH

INDEPENDENT REVIEW REPORT TO KINGFISHER PLC

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 July 2005 which comprises the consolidated income statement, the consolidated balance sheet, the consolidated statement of recognised income and expense, the consolidated cash flow statement and the related notes 1 to 14. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority.

As disclosed in note 1, the next annual financial statements of the Group will be prepared in accordance with IFRS. This interim report has been prepared in accordance with the basis set out in note 1.

The accounting policies are consistent with those that the directors intend to use in the next annual financial statements. As explained in note 1, there is, however, a possibility that the directors may determine that some changes are necessary when preparing the full annual financial statements for the first time in accordance with IFRS. The IFRS standards and IFRIC interpretations that will be applicable and adopted for use in the European Union at 29 January 2006 are not known with certainty at the time of preparing this interim financial information.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 July 2005.

PricewaterhouseCoopers LLP
Chartered Accountants
London
14 September 2005

END

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